Brookfield

2025

Brookfield Corporation

Q3 INTERIM REPORT

INTERIM REPORT Q3 2025

	Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30	2025	2024	2025	2024
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$18,917	$20,623	$54,944	$66,580
Net income	284	1,518	1,554	1,752
Net income attributable to shareholders	219	64	564	209
Distributable earnings before realizations[1]	1,333	1,259	3,887	3,373
Distributable earnings[1]	1,487	1,325	4,421	4,668
PER SHARE[3]
Net income	$0.08	$0.01	$0.19	$0.04
Distributable earnings before realizations[1]	0.56	0.53	1.64	1.42
Distributable earnings[1]	0.63	0.56	1.87	1.97
Dividends[2]	0.06	0.05	0.18	0.16
(UNAUDITED) AS AT SEP. 30, 2025 AND DEC. 31, 2024
			2025	2024
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$514,586	$490,424
Equity			163,080	165,383
Common equity			42,554	41,874
Diluted number of common shares outstanding[3]			2,386	2,404
Market trading price – NYSE			$45.72	$38.30
1.See definition in the MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 29.
3.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
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2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
WE HAD A VERY ACTIVE QUARTER
Our financial performance was strong in the third quarter as we continue to execute on the key initiatives that are driving growth across our franchise.
We advanced a number of strategic priorities, including an agreement to acquire the remaining interest in Oaktree; a transformational partnership with the U.S. government to deliver $80 billion of new nuclear plants in the U.S.; and continued expansion of our Wealth Solutions business. We also announced new partnerships to accelerate ai innovation—two notable ones include one with Figure, supporting the development of humanoid robotics, and Bloom Energy, to install up to 1 GW of behind-the-meter power generation to support ai infrastructure globally.
Our Wealth Solutions business continues to expand globally, signing its first Japan-based reinsurance agreement during the quarter and receiving shareholder approval for its major expansion in the U.K. With the foundations now in place across key global markets, our Wealth Solutions business is well positioned to achieve $25+ billion of annual annuity inflows.
In Asset Management, we had our strongest quarter of organic fundraising in the three years since its listing, raising $30 billion across our flagships and complementary strategies. We closed our second vintage of our global transition flagship strategy, the world’s largest private fund strategy focused on energy transition, with $20 billion of commitments. We also closed over $17 billion for our opportunistic real estate strategy, which we expect to have our final close on by year end, and we launched the seventh vintage of our flagship private equity fund focused on essential service and industrial businesses.
Capital markets remain highly supportive of real assets, facilitating continued pickup in transaction activity and enabling us to finance $140 billion of debt across our operations year-to-date. Given these powerful secular trends and the growing demand for real assets, the outlook for our business remains strong.
THE ECONOMY IS RESILIENT DESPITE THE NOISE
The broader macroeconomic backdrop for our business remains constructive. The global economy is resilient despite ongoing trade uncertainty. In the U.S., economic activity and corporate earnings remain healthy, while some softness in the labor market has prompted policy easing from the Federal Reserve to support growth and maintain balance across the economy. Lower real yields, stable nominal growth, and strong financing conditions are creating a favorable backdrop for high-quality, long-duration real assets that generate resilient cash flows and deliver strong, risk-adjusted returns.
Market conditions also remain highly favorable for large-scale alternative investment activity. Global M&A volumes are up nearly 25% year over year, marking the strongest year-to-date period since 2021. This constructive transaction environment has supported $115 billion of deployment and $75 billion of monetizations across our platforms so far this year, underscoring the advantages of our global scale, diversified capital base, and deep operating expertise.
Investors are looking beyond near-term uncertainty and are focusing on the long-term opportunities that align with the major secular themes where we are deploying capital. At our annual Investor Days, we highlighted how we are well positioned to lead as the major trends across ai innovation, retirement products, and the real estate recovery continue to drive growth and deployment opportunities across our business.
4    BROOKFIELD CORPORATION

WE HELD OUR ANNUAL INVESTOR DAY THIS QUARTER
For those unable to attend, the webcast and presentation materials are available on our website. The following summarizes the key themes and highlights from each of our businesses.
BROOKFIELD CORPORATION
Brookfield Corporation highlighted that its disciplined investment approach has produced a 19% annualized return for over 30 years, significantly outperforming global equity markets. This was achieved by continuously adapting our business and innovating to invest in the ever-evolving backbone of the global economy. We invest in “what’s next”. As we continue to evolve, our unwavering discipline and considerable scale should allow us to remain positioned to deliver durable, compounding value for our shareholders in the years ahead.
We also highlighted the strength of our diversified business model and the opportunities ahead as we enter a new phase of growth—one that positions us to grow distributable earnings by 25% annually over the next five years. These opportunities are being driven by the powerful secular trends shaping the global economy: ai innovation fueling demand for large-scale infrastructure; aging populations and individuals driving demand for new wealth products; and a global real estate recovery that is underway and gaining momentum.
Our private holdings—Wealth Solutions, real estate, and our carried interests in funds managed by BAM—are key drivers of growth. The investment-led insurance organization is managed to maximize capital efficiency and compound long-term earnings while maintaining a low-risk profile. The business has scaled to $1.7 billion of distributable earnings since it was launched five years ago, while sustaining a 15%+ return on equity. Our goal is to more than double insurance assets to $350 billion in the next five years.
Across our real estate portfolio, strong fundamentals and improving capital markets position us to generate up to $24 billion in cash and deliver strong NOI growth across our Super Core portfolio over the next five years. And finally, carried interest—a significant yet often underestimated driver of value—is at an inflection point, with $25 billion of cash expected to be realized by us over the next 10 years.
BROOKFIELD ASSET MANAGEMENT
Brookfield Asset Management highlighted its diverse business mix, which allows for growth across market cycles and positions us to capture the benefits of long-term structural forces transforming the global economy. With scale, diversification, and a global owner-operator mindset, our platform is built to compound value for decades to come.
We highlighted our core strengths—from our product offerings to our partnerships, our long track record of performance and the expansion of our distribution channels, all of which are the cornerstone of our continued growth. Through our products we are expanding our flagship fund leadership in the largest and fastest-growing areas of alternatives. We also use our expertise to launch adjacent strategies that meet client demand across the risk-return spectrum. We have become a partner of choice for leading corporates and governments pursuing strategic initiatives that require capital, execution, and operating capabilities at scale, from ai infrastructure to energy transition to payments platforms.
Our track record of performance across cycles—anchored in essential assets—remains one of our greatest competitive advantages, and our results earn trust, enable the growth of future funds, and reinforce the strength of our brand. Finally, we are building the next major engine of growth by re-packaging our strategies for private wealth, retirement, and annuity investors.
Similar to the last five years, we expect to double the size of our asset management business within the next five years, growing fee-bearing capital to ±$1 trillion. Achieving this will allow us to double fee-related and distributable earnings to approximately $6 billion—a more than 17% annualized compound return in that time. Importantly, these plans do not yet include a number of business opportunities—including new product development not currently in the pipeline, a faster opening of the 401(k) market, and accelerated growth of our capital markets business. Each of these provides additional pathways to reach our goal of 20%+ annualized growth.
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LISTED AFFILIATES
Brookfield Infrastructure (BIP) remains focused on executing its strategy of investing in and growing a best-in-class infrastructure business. BIP has achieved a 14% annualized FFO per share growth rate since inception. A large area of focus for this business now is on the $7 trillion ai infrastructure opportunity, with plans to invest large-scale capital into ai factories in the U.S., Canada, Sweden, France, and Germany, among other countries. At Investor Day, BIP reaffirmed its 10%+ annualized FFO per share growth target.
Brookfield Renewable (BEP) highlighted its leadership in delivering renewable energy and executing a full-cycle value creation strategy. With a development pipeline exceeding 200 GW and a leading position in technologies that provide critical baseload power (hydro, nuclear, batteries), BEP has become a partner of choice to global technology businesses and governments which are driving use of ai and power demand at scale. An example of this is BEP’s landmark agreement on hydro power with Google, which followed a similar deal with Microsoft primarily on wind and solar power. At Investor Day, BEP raised its deployment target and reaffirmed 10%+ FFO per share growth and 5-9% distribution growth targets.
Brookfield Business Partners (BBU) highlighted its operations-oriented approach as the core differentiator of our private equity platform. This has enabled us to deliver top-tier returns in our private fund strategies for over 25 years. BBU has realized strong returns on approximately $8 billion of proceeds and over the last five years its NAV has doubled. BBU also announced plans to simplify its structure into a single-listed corporation. This will enhance trading liquidity, index demand—and, we expect, will enable Price to trade closer to Value.
REAL ASSETS WIN IN THIS ENVIRONMENT
Over the past 15 years, governments have responded to successive economic slowdowns with large fiscal programs. The global financial crisis, the sluggish growth of the mid-2010s, and the pandemic each led to expansive interventions. Together, those interventions contributed to a very significant buildup of public debt. The combination of large, ongoing government deficits and “higher” interest rates has made this fiscal trajectory increasingly unsustainable.
Global public debt is heading toward 100% of GDP. In the U.S., that figure is about 125%, up from roughly 60% before the global financial crisis—and the cost of servicing this debt has almost doubled since 2020. Fiscal spending remains high while real growth across developed economies has slowed to less than 2% annually. With borrowing costs rising and growth subdued, debt ratios will continue to climb unless governments balance their budgets, which few countries seem to be able to do.
For policymakers, there are a few paths to stabilize the debt burden. The most constructive outcome would be faster economic growth that outpaces the growth of debt, allowing leverage ratios to decline naturally over time. Artificial Intelligence and broad innovation can be the catalysts that drive productivity gains and support a growth-led reduction in debt. A second alternative path is reduced fiscal spending, but the political appetite for austerity seems to have dramatically diminished across much of the developed world. As a result, broad adoption of fiscal responsibility does not seem likely.
The third alternative for policymakers is to quietly manage interest rates below inflation and gradually reduce debt burdens. We are already seeing this dynamic play out across the globe. Central banks are employing forms of yield-curve control and balance-sheet expansion to ensure that debt servicing remains manageable—Japan has done this for decades, and both China and parts of Europe more recently. In essence, short rates are going to be taken down and long rates will be “twisted” down without the system breaking to alleviate the interest burden. In the event that governments pursue this path, the likely result will be a period of declining real yields and low-ish nominal rates. This will create a different investment climate than that which we have experienced in recent years.
This environment provides optimal conditions for the real assets in which we invest, offering inflation-linked cash flows backed by hard assets that protect real returns. The benefits of real assets are always evident, but in this evolving environment they become an essential part of an investment portfolio. A suppression of real yields will further amplify these benefits—specifically, lower rates will further enhance cash flows by reducing financing costs.
6    BROOKFIELD CORPORATION

Over the past 25 years, alternatives have evolved from a complement to traditional portfolios to a central component of the global investment landscape, particularly for investors seeking to preserve real returns. In a world defined by low real yields and persistent inflationary pressure, investors with medium- to long-term risk-adjusted return targets will find it increasingly difficult to meet their needs in traditional markets. Alternative investments in real assets are the solution—and they have been the foundation of our investment strategy throughout our history.
NUCLEAR POWER IS BACK BECAUSE THE WORLD NEEDS IT
We have owned Westinghouse Electric Company since before it was fashionable to be in the nuclear business. With countries in desperate need of baseload power capacity, the prospects today are extremely positive.
We recently announced (actually, the President of the United States announced) that the U.S. government will buy from Westinghouse $80 billion of nuclear reactors to be constructed in the U.S. These reactors, built using Westinghouse technology, will help reinvigorate the domestic nuclear power industry and rebuild critical supply chains. The initiative represents the equivalent spend for eight large-scale reactors, enough to power the state of Utah—and more importantly, deliver 24/7 clean energy.
We are also evaluating plans for Westinghouse and Brookfield to advance a 2,200-megawatt nuclear facility in South Carolina, which we (Brookfield and our clients) will fund completion of, and own the facility. The plant is approximately 40% built today, and we are assessing the work required to bring the facility online by 2030. Once operational, the power is expected to be sold under long-term contracts to the South Carolina grid and other buyers.
By way of background, Westinghouse is the leading global provider of highly technical aftermarket products and services to the nuclear power infrastructure market and government agencies around the world. It is a global leader with a large installed technology base, a large backlog of contracted revenue, leading technology, and a highly specialized workforce of 9,000 employees with over 2,500 highly experienced and trained nuclear engineers located around the world.
We acquired 100% of this business in 2018 for $4 billion enterprise value and initially invested $1 billion of equity. In 2023, we sold half of the company to Cameco, the uranium company (feedstock for nuclear plants) at an $8 billion enterprise value. At that point our private equity fund (which initially owned the investment), generated 6x their money and an IRR of 60% from distributions and sale proceeds. Our Transition Fund acquired the other 50% of the company at that time.
As part of this recently announced transaction, the U.S. government will have the opportunity to participate in 20% of the company’s earnings at a value over $17.5 billion, creating strong alignment of interest for Westinghouse’s continued growth and value creation. With new orders of approximately $80 billion for plants, and many more in discussions globally and in the U.S., the value of Westinghouse could be upwards of $50 billion or more, making this one of the most successful investments ever by a sponsor group.
More importantly, it looks like we are only getting started. The U.S. orders for nuclear plants will catalyze the scaling up of the nuclear supply chain in the U.S. and will mark an inflection point in the growth of the industry globally. These tailwinds will allow us to grow our core business, expand meaningfully in the U.S., complete our SMR small plant technology, and further expand the business internationally. A big thank you to President Trump, Commerce Secretary Lutnick, and Energy Secretary Wright for their vision and support.
PRIVATE CREDIT IS RAPIDLY BECOMING A NEW NORMAL
Fifteen years ago, the private credit market as we know it today barely existed. In the aftermath of the global financial crisis, a combination of regulatory, structural, and market forces reshaped how companies borrow and how investors lend. Banks, constrained by higher capital and liquidity requirements, shifted from being long-term holders of loans to facilitators—originating, syndicating, and distributing risk. This evolution is one of the more significant changes in modern finance.
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At the same time, borrowing needs began to expand meaningfully with the growth in global economies. As banks sought greater balance sheet efficiency, private lenders stepped in to meet the growing need for long-term, relationship-based capital. The result is the creation of a large and steadily growing private market that complements the traditional banking system.
What began as a niche market has evolved into a $2 trillion industry, supported by robust demand from investors seeking stable, risk-adjusted returns. While the primary focus of private credit is direct lending—non-investment-grade corporate loans—private credit goes far beyond that, spanning both investment-grade and non-investment-grade opportunities across multiple asset classes and structures, increasingly mirroring the same lending categories that exist in traditional, liquid markets.
At Brookfield, private credit is a natural extension of our real asset franchise. We are able to leverage our position at the intersection of private credit and real assets to provide meaningful sourcing, disciplined underwriting, and execution advantages to maintain a value-oriented, selective approach to deployment. While large amounts of capital have been allocated to private credit in recent years, we remain focused on areas where capital is scarce and expertise creates value. With the perspective of an equity owner, we underwrite each transaction through the lens of our operating experience, evaluating underlying business plans with the same rigor we apply to our own plans.
Our credit business today represents nearly $350 billion of assets under management. A major catalyst behind our growth has been our partnership with Oaktree, formed in 2019, when we acquired a majority stake in the business with the goal of combining Brookfield’s scale, access to capital, and real-asset expertise with Oaktree’s deep credit experience and value-oriented investment culture. The partnership has exceeded expectations, fueling the expansion of our private credit platform, supporting our wealth and insurance businesses, and helping drive a 75% increase in Oaktree’s assets under management since our initial investment.
Last month we announced the next step in this partnership—an agreement to acquire the remaining 26% of Oaktree that we do not already own, for $3 billion. Complete ownership will fully align our teams and create one of the most comprehensive and integrated credit platforms in the world, anchored in real estate, infrastructure, and renewable energy lending, and complemented by Oaktree and our other partner managers.
ARTIFICIAL INTELLIGENCE IS JUST GETTING STARTED
Artificial intelligence applied to the “real economy” represents a significant opportunity for productivity and efficiency gains. While widespread adoption is years away, current advances in this field are beginning to bridge the gap between digital intelligence and the real world, enabling machines to perform complex tasks safely and reliably in the world where we live. This evolution is directly relevant to the sectors in which we invest and operate, where automation and efficiency can deliver meaningful long-term value.
Humanoid robotics is emerging as the most important technology within this broader area. By design, humanoids can adapt to environments built for people (that is why they are built to look like people) and perform a wide range of general tasks, making them well suited to address structural workforce challenges and enhance productivity across a broad set of industries. The potential impact of this shift may ultimately rival or exceed prior technological transitions such as mobile and cloud computing, unlocking value creation across the global economy.
Our involvement in physical ai builds on the same principles that have guided our success in other sectors. We seek to partner early with exceptional operators, bring to them the resources of our global platform, and help them scale efficiently within real operating environments. In September, we announced a partnership with Figure, a leading developer of autonomous humanoid robotics, committing $500 million of equity capital. Our collaboration combines Figure’s technical innovation with Brookfield’s operating expertise and portfolio of real assets, creating an opportunity to accelerate the advancement of the technology—and eventually, deployment that will enhance productivity across industries.
8    BROOKFIELD CORPORATION

Physical ai and humanoid robotics represent a large and transformative opportunity that will require meaningful capital, operating expertise, and long-term commitment. By combining our scale, capabilities, and global reach with the innovation of leading partners, this should position our business at the forefront of one of the most significant technological advances of the coming decades.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
November 13, 2025
Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	41
Overview	13	Infrastructure	43
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	45
FINANCIAL RESULTS		Real Estate	47
Overview	16	Corporate Activities	48
Income Statement Analysis	17	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	24	Capitalization	49
Foreign Currency Translation	28	Liquidity	53
Corporate Dividends	29	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	30	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	32	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	33	Management Representations and Internal
Asset Management	35	Controls	57
Wealth Solutions	40	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10    BROOKFIELD CORPORATION

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, and the impact of acquisitions and dispositions on our business.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
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Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
12    BROOKFIELD CORPORATION

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
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✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management (“AUM”)1 as at September 30, 2025 across renewable power and transition, infrastructure, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) permanent capital vehicles and perpetual strategies, and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 arrangements.
Our capital in this business is held via our 73% ownership interest in Brookfield Asset Management Ltd. (“BAM”)1,2,3, for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Wealth Solutions Ltd. (“BWS”), is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
1 See definition in Glossary of Terms beginning on page 59.
2 In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in Brookfield Asset Management Ltd. on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM, which in turn holds 100% of our Asset Management business.
3 In June 2025, we transferred a 4% direct interest in BAM to our wealth solutions business. On a combined basis with our wealth solutions business, we hold a 73% ownership interest in BAM, of which 69% is held directly and 4% is held through BWS.
14    BROOKFIELD CORPORATION

As at September 30, 2025, total insurance assets within our Wealth Solutions business grew to $139 billion with the origination of new annuities and pension risk transfer transactions during the quarter, and annualized earnings are $1.8 billion. Spread earnings are expected to grow as we continue to reposition the investment portfolio over time.
BAM acts as the investment manager of most of the assets of BWS.
OPERATING BUSINESSES
We have approximately $45 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our Asset Management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily held via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is held via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors. On a combined basis with our wealth solutions business, we hold a 68% ownership interest in Brookfield Business Partners (“BBU”)1, 42% being directly held by the Corporation, and for which we receive quarterly distributions. BBU has a policy of paying a modest distribution and reinvesting the majority of its funds from operations (“FFO”) back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a global and diversified portfolio of premier office, dominant retail, as well as multi and single family residential properties.
Our capital in this business is held via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities that we expect to hold a stake in over the long-term (“super core”), a portfolio of premier assets in central locations with growing NOI (“core plus”), and a portfolio of assets we are repositioning to enhance value (“value add”). In addition, we operate a leading land development and homebuilding platform (“North American residential”).
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1 See definition in Glossary of Terms beginning on page 59.
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PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Starting on page 55 of our 2024 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS Accounting Standards used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2024 annual report.
OVERVIEW
During the current quarter, net income was supported by continued fundraising momentum in our Asset Management business, strong investment performance and disciplined capital deployment in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Net income was $284 million in the current quarter, with $219 million attributable to common shareholders ($0.08 per share) and $65 million attributable to non-controlling interests.
The $1.2 billion decrease in net income over the prior year quarter was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives across our Infrastructure and Renewable Power and Transition segments;
•an increase in equity accounted income of $359 million primarily due to gains on sale of certain non-core sites at our North American hyperscale data center platform within our Infrastructure segment;
•an increase in other income and gains of $317 million primarily due to disposition gains on the sale of our Australian port operation within our Infrastructure segment; more than offset by
•the absence of contributions from the recognition of accumulated tax benefits in the prior year quarter at our advanced energy storage operation within our Private Equity segment;
•a decrease in fair value changes of $570 million, primarily related to valuation decreases at certain U.S. office and retail assets within our LP investments due to updated market assumptions, and the absence of prior year quarter fair value uplifts at certain real estate assets within our LP investments;
•the absence of contributions from recent dispositions, net of acquisitions, over the last twelve months, mostly in our Private Equity and Real Estate segments; and
•an increase in income tax expense of $366 million primarily due to higher current taxes associated with recent dispositions and the absence of contributions from higher deferred tax recoveries in the prior year quarter.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases primarily relate to capital commissioned into the rate base within our Infrastructure segment, and the favourable impact of foreign currency translation across our segments. This was partially offset by the impacts of depreciation and amortization as well as the deconsolidation upon partial disposition of Brookfield India Real Estate Trust (“India REIT”) within our LP Investments included in our Asset Management segment, which is now recognized within our equity accounted investments.
1 See definition in Glossary of Terms beginning on page 59.
16    BROOKFIELD CORPORATION

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2025 and 2024:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Nine Months Ended
	2025	2024	Change	2025	2024	Change
Revenues	$18,917	$20,623	$(1,706)	$54,944	$66,580	$(11,636)
Direct costs[1]	(14,632)	(15,344)	712	(41,997)	(53,542)	11,545
Other income and gains	1,028	711	317	1,646	1,195	451
Equity accounted income	543	184	359	1,529	1,695	(166)
Expenses
Interest
Corporate borrowings	(188)	(190)	2	(555)	(544)	(11)
Non-recourse borrowings	(4,126)	(4,142)	16	(12,173)	(12,092)	(81)
Corporate costs	(18)	(20)	2	(56)	(56)	—
Fair value changes	(736)	(166)	(570)	(763)	(761)	(2)
Income tax expense	(504)	(138)	(366)	(1,021)	(723)	(298)
Net income	284	1,518	(1,234)	1,554	1,752	(198)
Less: Net income attributable to non-controlling interests	(65)	(1,454)	1,389	(990)	(1,543)	553
Net income attributable to shareholders	$219	$64	$155	$564	$209	$355
Net income per share[2]	$0.08	$0.01	$0.07	$0.19	$0.04	$0.15
1.Direct costs include $2.7 billion and $7.7 billion of depreciation and amortization expense for the three and nine months ended September 30, 2025, respectively (2024 – $2.4 billion and $7.3 billion).
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Three Months Ended September 30
Revenues for the quarter were $18.9 billion, a decrease of $1.7 billion or 8% compared to the prior year quarter, primarily as:
•increased contributions from our Infrastructure segment due to organic growth from inflation indexation, recent acquisitions, and rate base increases, and from our Renewable Power and Transition segment due to recent acquisitions and commissioning of recent development projects; were more than offset by
•the absence of contributions from dispositions within our Private Equity segment over the last twelve months.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 19.
Direct costs of $14.6 billion decreased by $712 million, primarily due to:
•the absence of contributions from recent dispositions within our Private Equity segment; partially offset by
•increased costs due to inflation and organic growth within our Infrastructure segment and the absence of the recognition of accumulated tax benefits in the prior year quarter within our Private Equity segment; and
•higher direct costs related to recent acquisitions primarily in our Renewable Power and Transition and Infrastructure segments.
Other income and gains increased by $317 million from the prior year quarter primarily due to disposition gains on the sale of our Australian port operation within our Infrastructure segment.
Equity accounted income increased by $359 million primarily due to gains on the sale of certain non-core sites at our North American hyperscale data center platform within our Infrastructure segment.
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Interest expense of $4.3 billion, of which $4.1 billion relates to asset or subsidiary level financing that has no recourse to the Corporation, decreased by $18 million from the prior year quarter as the impacts of dispositions, the repayment of borrowings, and lower interest rates on floating rate debt were partially offset by incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments.
We recorded fair value changes of $736 million compared to $166 million in the prior year quarter. Fair value uplifts at our Indian office and Korean logistics portfolios due to improved leasing assumptions were more than offset by valuation decreases at certain U.S. office and retail assets and our Korean mixed-use asset, both within our LP investments, due to updated market assumptions. Refer to pages 20 to 21 for a discussion on fair value changes.
We recorded an income tax expense of $504 million for the quarter compared to $138 million in the prior year quarter. The increase is mainly due to higher current taxes related to disposition gains in the quarter on our Australian senior living and European student housing portfolios and the absence of contributions from higher deferred tax recoveries in the prior year quarter.
Nine Months Ended September 30
Revenues and direct costs for the nine months ended September 30, 2025 each decreased by $11.6 billion, compared to the same period in 2024 as organic growth at our Infrastructure and Renewable Power and Transition segments and the absence of the prior period recognition of accumulated tax benefits within our Private Equity segment, were more than offset by the absence of contributions from dispositions during the last twelve months, primarily within our Private Equity segment.
Other income and gains for the nine months ended September 30, 2025 were $1.6 billion compared to $1.2 billion in the prior year period. The increase primarily related to higher disposition gains in the current period, including gains on the sales of our offshore oil services’ shuttle tanker operation within our Private Equity segment, our Mexican natural gas transmission pipelines and Australian container terminals operation, both within our Infrastructure segment.
Equity accounted income for the nine months ended September 30, 2025 decreased by $166 million as our share of increases in the value of certain U.S. office and retail assets in our super core portfolio within our Real Estate segment were more than offset by mark-to-market changes on derivative contracts and investments within our Infrastructure segment and on insurance reserves within our Wealth Solutions segment.
Interest expense for the nine months ended September 30, 2025 was $12.7 billion, of which $12.2 billion relates to asset or subsidiary level financing that has no recourse to the Corporation, compared to $12.6 billion in the prior year period. The increase primarily related to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, partially offset by the impact of dispositions, the repayment of borrowings, and lower interest rates on floating rate debt.
We recorded fair value decreases of $763 million for the nine months ended September 30, 2025, compared to decreases of $761 million reported in the prior year period, primarily due to valuation decreases at certain U.S. office and retail assets and our Korean mixed-use asset, both within our LP investments, due to updated market assumptions.
18    BROOKFIELD CORPORATION

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30, 2025:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2025 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$285	$218	$(303)	$(37)	$832	$168	$(566)	$(101)
Infrastructure	698	12	(73)	(56)	1,336	(122)	(109)	(95)
Private Equity	308	(39)	(2,588)	34	663	(66)	(13,148)	61
Real Estate and Other	112	(15)	(242)	(202)	328	151	(487)	(86)
	$1,403	$176	$(3,206)	$(261)	$3,159	$131	$(14,310)	$(221)
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $1.4 billion and net income of $176 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed incremental revenues of $285 million and net income of $218 million. These contributions were primarily due to the acquisition of a leading global renewables developer in France and an offshore wind portfolio in the U.K, both in the fourth quarter of 2024.
Infrastructure
Recent acquisitions contributed incremental revenues of $698 million and net income of $12 million. These contributions were primarily from our acquisitions of a U.S. pipeline system in the third quarter of 2025 and an Indian telecom tower operation in the third quarter of 2024.
Private Equity
Recent acquisitions contributed incremental revenues of $308 million and a net loss of $39 million. These contributions were primarily from our acquisitions of an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer in the first and second quarter of 2025, respectively.
Real Estate
Recent acquisitions contributed incremental revenues of $112 million and a net loss of $15 million, primarily from our acquisitions of student housing and multifamily portfolios in the U.S. in the fourth quarter of 2024 and a European hospitality asset in the third quarter of 2025.
DISPOSITIONS
Recent asset sales reduced revenues by $3.2 billion and net income by $261 million in the current quarter. These transactions include the dispositions of our road fuels operation in the third quarter of 2024 and the deconsolidation of our healthcare services operation in the second quarter of 2025, both within our Private Equity segment.
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FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025	2024	Change	2025	2024	Change
Investment properties	$(442)	$412	$(854)	$(522)	$275	$(797)
Transaction related income, net of expenses	195	(48)	243	245	243	2
Financial instruments	(54)	(22)	(32)	545	116	429
Impairment and provisions	(126)	(97)	(29)	(590)	(247)	(343)
Other fair value changes	(309)	(411)	102	(441)	(1,148)	707
Total fair value changes	$(736)	$(166)	$(570)	$(763)	$(761)	$(2)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. Investment properties consist of an irreplaceable portfolio of premier properties in global gateway cities that we expect to hold a stake in over the long-term (“super core”), a portfolio of premier assets in central locations with growing NOI (“core plus”) and a portfolio of assets we are repositioning to enhance value (“value add”) that we expect to monetize over the shorter-term. In addition, we also have interests in flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns.
The table below disaggregates investment property fair value changes by asset type:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025	2024	Change	2025	2024	Change
Asset Management Direct Investments – Real Estate LP Investments	$(370)	$553	$(923)	$(228)	$716	$(944)
Real Estate – Super Core	67	12	55	151	152	(1)
Real Estate – Core Plus	(32)	(60)	28	14	(83)	97
Real Estate – Value Add	(107)	(123)	16	(482)	(543)	61
Other investment properties	—	30	(30)	23	33	(10)
	$(442)	$412	$(854)	$(522)	$275	$(797)
We discuss the key valuation inputs of our investment properties beginning on page 56.
Real Estate LP Investments
Valuation decreases of $370 million and $228 million for the three and nine months ended September 30, 2025, respectively, were primarily due to fair value uplifts on our Indian office and Korean logistics portfolios as a result of improved leasing assumptions, more than offset by valuation decreases at certain U.S. office and retail assets and our Korean mixed-use asset due to updated market assumptions.
In the prior year quarter, valuation increases of $553 million primarily related to higher valuations in our India office portfolios due to higher occupancy rates, fair value uplifts in our Australian senior living portfolio due to higher forecasted cash flows, and higher valuations in our U.S. manufactured housing portfolio due to improved leasing assumptions, partially offset by valuation decreases at certain U.S. retail assets due to updated market assumptions.
20    BROOKFIELD CORPORATION

Super Core
Valuation increases of $67 million and $151 million for the three and nine months ended September 30, 2025, respectively, were primarily due to higher forecasted cash flows at certain U.S. office and retail assets as a result of updated leasing assumptions.
Valuation increases of $12 million in the prior year quarter were mainly due to higher cash flows at certain U.S. retail assets due to updated leasing assumptions.
Core Plus
Valuation decreases for the current and prior year quarter of $32 million and $60 million, respectively, were primarily attributable to updated market assumptions at certain Australian office assets.
Valuation increases of $14 million for the nine months ended September 30, 2025 were primarily due to higher cash flows at certain U.S. retail assets due to updated market assumptions.
Value Add
Valuation decreases for the quarter of $107 million were primarily due to lower cash flows at certain U.S. office assets as a result of updated leasing assumptions.
Lower valuations of $123 million in the prior year quarter were primarily attributable to discount and capitalization rate expansion and updated leasing assumptions at certain U.S. office and retail assets.
Valuation decreases of $482 million for the nine months ended September 30, 2025 were mainly due to capitalization rate expansion and updated market assumptions at certain U.S. office and retail assets.
Transaction Related Income, Net of Expenses
Transaction related income, net of expenses, totaled $195 million for the quarter. This is primarily due to gains on the disposition of certain assets at our European hyperscale data center platform within our Infrastructure segment, partially offset by transaction and restructuring costs within our Private Equity segment.
The prior year quarter transaction related expenses, net of income, of $48 million were primarily due to transaction and restructuring costs on acquisitions, net of dispositions within our Private Equity segment.
Transaction related income, net of expenses, of $245 million for the nine months ended September 30, 2025 was primarily driven by gains on the disposition of certain assets at our European hyperscale data center platform within out Infrastructure segment and a net gain recognized upon deconsolidation of Brookfield India Real Estate Trust (“India REIT”) within our LP Investments, partially offset by transaction and restructuring costs on acquisitions within our Renewable Power and Transition and Private Equity segments.
Financial Instruments
Financial instruments mark-to-market decreases for the quarter of $54 million are primarily attributable to decreases on energy derivatives within our Renewable Power and Transition segment and on financial asset investments within our Real Estate segment; partially offset by mark-to-market gains on tax benefits within our Renewable Power and Transition segment.
The decrease of $22 million in the prior year quarter was primarily attributable to mark-to-market decreases on interest rate contracts within our Real Estate, Infrastructure and Private Equity segments, partially offset by mark-to-market gains on power contracts within our Renewable Power and Transition segment.
Financial instruments resulted in a $545 million increase for the nine months ended September 30, 2025, primarily attributable to mark-to-market gains on tax benefits within our Renewable Power and Transition segment and mark-to-market increases on foreign currency and other derivatives within our Renewable Power and Transition and Private Equity segments.
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Impairment and Provisions
Impairment and provisions of $126 million in the quarter are primarily related to various one-time charges across segments.
Impairment and provisions expense was $97 million in the prior year quarter related to valuation decreases at a certain hospitality asset within our LP investments and various one-time charges across segments.
Impairment and provisions resulted in a $590 million expense for the nine months ended September 30, 2025, primarily related to valuation decreases on our financial asset interest in a European telecom operation within our Private Equity segment, and the derecognition of tax benefits at our U.S. and Spanish renewable energy assets within our Renewable Power and Transition segment.
Other Fair Value Changes
Other fair value decreases of $309 million in the quarter are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, all within our Infrastructure segment, partially offset by gains on the sale of our Australian senior living portfolio.
Other fair value decreases of $411 million in the prior year quarter were primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, both within our Infrastructure segment, and non-controlling interests’ share of Australian senior living and India REIT valuation gains within our LP investments.
Other fair value decreases of $441 million for the nine months ended September 30, 2025 are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, all within our Infrastructure segment as well as fair value decreases at a financial asset in our Private Equity segment. These decreases were partially offset by a gain on the sale of our Australian senior living portfolio, a net gain recognized upon the deconsolidation of our healthcare services operation within our Private Equity segment, and a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment.
INCOME TAXES
We recorded an aggregate income tax expense of $504 million in the quarter (2024 – $138 million), including current tax expenses of $561 million (2024 – $462 million) and a deferred tax recovery of $57 million (2024 – $324 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
22    BROOKFIELD CORPORATION

Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2025	2024	Change	2025	2024	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	7	(4)	11	(11)	(9)	(2)
Taxable loss attributed to non-controlling interests	25	5	20	22	19	3
Derecognition (recognition) of deferred tax assets	(3)	1	(4)	2	(4)	6
Non-recognition of the benefit of current period tax losses	26	6	20	20	13	7
Non-deductible expenses (non-taxable income)	(2)	3	(5)	(9)	5	(14)
International operations subject to different tax rates	(15)	3	(18)	(2)	4	(6)
Investment and production tax credits	(1)	(35)	34	(7)	(30)	23
Other	1	3	(2)	(1)	5	(6)
Effective income tax rate	64%	8%	56%	40%	29%	11%
We realized gains on dispositions that were subject to tax rates different from our statutory income tax rate. This contributed to an increase of 7% and a reduction of 11% in our effective tax rate for the three and nine months ended September 30, 2025, respectively.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the losses in connection with these entities but only our share of the associated tax recovery. This has increased our effective tax rate by 25% and 22% for the three and nine months ended September 30, 2025, respectively.
We have recorded a deferred tax recovery primarily in respect of the recognition of previously unrecognized tax attributes in our Real Estate segment which decreased our effective tax rate by 3% for the three months ended September 30, 2025. For the nine months ended September 30, 2025, the derecognition of tax attributes in our Private Equity segment contributed to a 2% increase in the effective tax rate.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized. This resulted in an increase to the effective tax rate by 26% and 20% for the three and nine months ended September 30, 2025, respectively.
Certain amounts recorded in income were not subject to tax, resulting in a 2% and 9% decrease to the effective tax rate for the three and nine months ended September 30, 2025.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate. Differences in global tax rates decreased our effective tax rate by 15% and 2% for the three and nine months ended September 30, 2025. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country. The decrease in the effective tax rate for the three months ended September 30, 2025 is primarily attributed to the reduction of the Germany corporate income tax rate.
We also benefit from tax incentives introduced in various countries to encourage economic activity. Our Renewable Power and Transition segment realized investment tax credits that resulted in deferred tax recoveries. This contributed to a 1% and 7% reduction in our effective tax rate for the three and nine months ended September 30, 2025.
Q3 2025 Interim Report    23

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at September 30, 2025, and December 31, 2024:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024	Change
Assets
Property, plant and equipment	$161,630	$153,019	$8,611
Investment properties	87,985	103,665	(15,680)
Equity accounted investments	75,355	68,310	7,045
Cash and cash equivalents	16,682	15,051	1,631
Accounts receivable and other	32,334	30,218	2,116
Intangible assets	41,151	36,072	5,079
Goodwill	42,830	35,730	7,100
Other assets	56,619	48,359	8,260
Total assets	$514,586	$490,424	$24,162
Liabilities
Corporate borrowings	$15,157	$14,232	$925
Non-recourse borrowings of managed entities	244,052	220,560	23,492
Other non-current financial liabilities	29,894	30,136	(242)
Other liabilities	62,403	60,113	2,290
Equity
Preferred equity	4,103	4,103	—
Non-controlling interests	116,423	119,406	(2,983)
Common equity	42,554	41,874	680
Total equity	163,080	165,383	(2,303)
	$514,586	$490,424	$24,162
September 30, 2025 vs. December 31, 2024
Total assets increased by $24.2 billion from December 31, 2024 to $514.6 billion as at September 30, 2025. The increase is primarily due to recently completed business combinations and asset acquisitions, net of dispositions across our segments and the favourable impact of foreign currency translation since the beginning of the year. This was partially offset by the deconsolidation of India REIT within our LP Investments included in our Asset Management segment and amortization and depreciation of our asset base.
Property, plant and equipment (“PP&E”) increased by $8.6 billion primarily as a result of:
•acquisitions and additions of $24.4 billion, which includes investments in capital assets and development projects within our Renewable Power and Transition and Infrastructure segments, the acquisitions of a U.S. fiber network and a U.S. pipeline system, both within our Infrastructure segment, a fully integrated developer and operator of renewable power assets in the U.S. within our Renewable Power and Transition segment, and an electric heat tracing systems manufacturer within our Private Equity segment; and
•the favourable impact of foreign currency translation and other items of $5.8 billion due to depreciation of the U.S. dollar against most major currencies, primarily in our Renewable Power and Transition and Infrastructure segments; partially offset by
•dispositions and assets reclassified as held for sale of $15.9 billion primarily within our Renewable Power and Transition, Infrastructure and Private Equity segments; and
•depreciation of $5.7 billion during the quarter.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
24    BROOKFIELD CORPORATION

Investment properties predominantly consist of the company’s real estate assets. The balance as at September 30, 2025 decreased by $15.7 billion from December 31, 2024, primarily due to:
•additions of $5.1 billion primarily driven by the acquisitions of a portfolio of single-family rental homes in the U.S., a life science portfolio in Singapore, and a self storage portfolio in Canada, all within our LP investments included in our Asset Management segment; and
•the favourable impact of foreign currency translation and other of $2.4 billion due to the depreciation of the U.S. dollar against most major currencies relevant to our operations; more than offset by
•dispositions and the reclassification of certain assets to held for sale of $19.3 billion, primarily related to the sale of U.S. office, retail, and hospitality assets, an office asset in India, and a logistics asset in Spain, all within our Real Estate segment, as well as the reclassification to held for sale of a subsidiary of our European hyperscale data center platform within our Infrastructure segment and certain senior living, student housing, triple net lease assets and manufactured housing portfolios within our LP Investments; and
•the impact of the deconsolidation of India REIT within our LP investments of $3.6 billion.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $7.0 billion to $75.4 billion, primarily due to:
•additions, net of disposals, of $5.7 billion primarily due to the deconsolidation of India REIT within our LP investments;
•our proportionate share of comprehensive income of $1.8 billion; and
•the favorable impact of foreign currency translation and other items of $2.2 billion due to depreciation of the U.S. dollar against most major currencies; partially offset by
•distributions received and return of capital of $2.6 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $1.6 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows section within Part 4 – Capitalization and Liquidity.
Our intangible assets and goodwill increased by $5.1 billion and $7.1 billion, respectively, primarily due to the acquisitions of a Brazilian electricity transmission operation, a U.S. fiber network, and a U.S. pipeline system, all within our Infrastructure segment, and an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer, both in our Private Equity segment, as well as the favorable impact of foreign currency translation across our businesses.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $8.3 billion is mainly a result of:
•an increase in assets held for sale of $3.6 billion largely attributable to a leading North American distributed generation business in Renewable Power, partially offset by the disposition of our offshore oil services’ shuttle tanker operation within our Private Equity segment, which was previously classified as held for sale;
•an increase in other financial assets of $3.4 billion primarily related to term deposits at our U.S. semiconductor manufacturing facility within our Infrastructure segment;
•an increase in deferred income tax assets of $557 million primarily driven by the recognition of deferred tax assets at our advanced energy storage operation within our Private Equity segment; and
•a increase in inventory of $703 million primarily driven by the acquisitions of an electric heat tracing systems manufacturer and a specialty consumables and equipment manufacturer, as well as higher units on hand at our advanced energy storage operation, all within our Private Equity segment.
Q3 2025 Interim Report    25

Corporate borrowings increased by $925 million primarily due to the issuance of a $500 million of 30-year bonds in March 2025, a $650 million of 10-year bonds in August 2025, commercial paper issuances throughout the last nine months, partially offset by the repayments and issuances of maturing term notes.
Non-recourse borrowings of managed entities increased by $23.5 billion net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Infrastructure, Private Equity and Renewable Power and Transition segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long term financial liabilities that are due in more than one year’s time. The decrease of $242 million was primarily due to a decrease in subsidiary equity obligations related to the deconsolidation of India REIT in our LP investments, partially offset by an increase in the non-current portion of accounts payable and other.
Other liabilities are comprised of the current portion of accounts payable, liabilities associated with assets classified as held for sale, and deferred income tax liabilities. The increase of $2.3 billion was primarily due to an increase in liabilities associated with assets classified as held for sale and an increase in deferred income tax liabilities in our Power segment.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)
Common equity, beginning of period	$41,874
Changes in period
Net income	564
Other comprehensive income	1,046
Common dividends	(414)
Preferred dividends	(124)
Repurchases, net of equity issuances	(788)
Ownership changes and other	396
680
Common equity, end of period	$42,554
Common equity increased by $680 million to $42.6 billion during the nine months ended September 30, 2025, primarily due to:
•net income attributable to shareholders of $564 million;
•other comprehensive income attributable to shareholders of $1.0 billion, primarily due to foreign currency translation and unrealized mark-to-market movements on our investment portfolio in our wealth solutions business due to the decrease in interest rates; and
•ownership changes and other of $396 million, primarily related to a gain on sale of a portion of our interest in BAM to our Wealth Solutions business; partially offset by
•distributions of $538 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $788 million, mainly related to the repurchase of over 25 million Class A Limited Voting Shares (“Class A shares”) during the nine months ended September 30, 2025.
26    BROOKFIELD CORPORATION

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Brookfield Asset Management	$2,509	$2,269
Brookfield Renewable	29,552	32,635
Brookfield Infrastructure	32,339	27,651
Brookfield Business Partners	13,324	15,429
Brookfield Property Group	26,805	25,725
Other participating interests	11,894	15,697
	$116,423	$119,406
Non-controlling interests decreased by $3.0 billion during the nine months ended September 30, 2025, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $2.9 billion; more than offset by
•distributions, net of equity issuances of $1.6 billion, primarily related to a special distribution by our advanced energy storage operation in our Private Equity business; and
•ownership changes of $4.3 billion primarily related to the acquisition of remaining non-controlling interests in a leading global renewables developer in France and the deconsolidation upon sale of an additional 25% interest in a 845 MW portfolio of wind assets in the U.S. in our Renewable Power and Transition segment, partially offset by the acquisition of a U.S. pipeline system and U.S. fiber network in our Infrastructure segment.
Q3 2025 Interim Report    27

FOREIGN CURRENCY TRANSLATION
A portion of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize derivative instruments to hedge these currency exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2025	2024	Change[1]	2025	2024	Change[1]	2025	2024	Change[1]
Australian dollar	0.6613	0.6188	7%	0.6542	0.6699	(2%)	0.6411	0.6623	(3%)
Brazilian real[2]	5.3191	6.1920	16%	5.4496	5.5463	2%	5.6497	5.2369	(7%)
British pound	1.3446	1.2516	7%	1.3484	1.3004	4%	1.3152	1.2771	3%
Canadian dollar	0.7184	0.6953	3%	0.7262	0.7331	(1%)	0.7154	0.7353	(3%)
Colombian peso[2]	3,920.5	4,405.8	12%	4,003.6	4,097.2	2%	4,127.9	3,981.9	(4%)
Euro	1.1734	1.0353	13%	1.1686	1.0987	6%	1.1190	1.0871	3%
1.Change represents appreciation/depreciation relative to the U.S. dollar.
2.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter have appreciated since December 31, 2024 for most of our significant non-U.S. dollar investments. As at September 30, 2025, our common equity of $42.6 billion was invested in the following currencies: U.S. dollars – 62% (December 31, 2024 – 64%), British pounds – 13% (December 31, 2024 – 12%), Euro – 6% (December 31, 2024 – 8%), Australian dollars – 4% (December 31, 2024 – 3%), Brazilian reais – 4% (December 31, 2024 – 4%), Canadian dollars – 2% (December 31, 2024 – 2%), and other currencies – 9% (December 31, 2024 – 7%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025	2024	2025	2024
Australian dollar	$34	$285	$449	$120
Brazilian real	208	185	1,234	(1,372)
British pound	(263)	661	883	569
Canadian dollar	(121)	127	512	(231)
Colombian peso	365	(30)	1,017	(482)
Euro	(256)	846	1,943	237
Other	(419)	304	670	(119)
Total cumulative translation adjustments	(452)	2,378	6,708	(1,278)
Currency hedges	674	(1,342)	(3,411)	63
Total cumulative translation adjustments net of currency hedges	$222	$1,036	$3,297	$(1,215)
Attributable to:
Shareholders	$(56)	$298	$744	$(146)
Non-controlling interests	278	738	2,553	(1,069)
	$222	$1,036	$3,297	$(1,215)
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $222 million and $3.3 billion for the three months and nine months ended September 30, 2025, respectively. This was attributable to higher period-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is economical. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at September 30, 2025.
28    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2025, 2024 and 2023, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.

	Distribution per Security
	2025	2024	2023
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.18	$0.16	$0.14
Class A Preferred Shares
Series 2	0.48	0.68	0.66
Series 4	0.48	0.68	0.66
Series 13	0.48	0.68	0.66
Series 17	0.64	0.65	0.66
Series 18	0.64	0.65	0.66
Series 24	0.43	0.45	0.45
Series 26	0.52	0.53	0.54
Series 28	0.62	0.63	0.64
Series 30	0.82	0.84	0.85
Series 32[3]	0.90	0.93	0.71
Series 34[4]	0.82	0.77	0.62
Series 36	0.65	0.67	0.68
Series 37	0.66	0.68	0.68
Series 38[5]	0.62	0.49	0.50
Series 40[6]	0.78	0.56	0.56
Series 42[7]	0.55	0.45	0.45
Series 44	0.67	0.69	0.70
Series 46	0.72	0.74	0.75
Series 48	0.84	0.86	0.87
Series 51	0.60	0.86	0.83
Series 52	0.32	0.33	0.34
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
3.Dividend rate reset commenced October 1, 2023.
4.Dividend rate reset commenced April 1, 2024.
5.Dividend rate reset commenced April 1, 2025.
6.Dividend rate reset commenced October 1, 2024.
7.Dividend rate reset commenced July 1, 2025.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q3 2025 Interim Report    29

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate, Infrastructure and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our residential mortgage insurer, fluctuate based on seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2025				2024					2023
	Q3	Q2	Q1		Q4	$22,907	Q3	Q2	Q1	Q4
Revenues	$18,917	$18,083	$17,944	519	$19,426		$20,623	$23,050	$22,907	$24,518
Net income (loss)	284	1,055	215	102	101		1,518	(285)	519	3,134
Net income to shareholders	219	272	73		432		64	43	102	699
Per share[1]				$0.04
– diluted	$0.08	$0.10	$0.01	0.04	$0.17		$0.01	$—	$0.03	$0.28
– basic	0.08	0.10	0.01		0.17		0.01	—	0.03	0.28
1.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$(736)	$797	$(824)	$(1,759)	$(166)	$(753)	$158	$(1,326)
Income taxes	(504)	(134)	(383)	(259)	(138)	(304)	(281)	(87)
Net impact	$(1,240)	$663	$(1,207)	$(2,018)	$(304)	$(1,057)	$(123)	$(1,413)
30    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the third quarter of 2025, revenues increased in comparison to the prior quarter primarily due to organic growth initiatives at our Infrastructure and Private Equity segments as well as contributions from the acquisition of a U.S. pipeline system within our Infrastructure segment. Net income decreased due to the absence of contributions from recent dispositions, primarily within our Real Estate segment.
•In the second quarter of 2025, revenues were consistent with the prior quarter. Net income increased due to valuation increases on our U.S. manufactured housing and triple net lease portfolios, as well as the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio, both in our LP investments, and a net gain recognized on the deconsolidation of our healthcare services operation within our Private Equity segment.
•In the first quarter of 2025, revenues decreased in comparison to the prior quarter primarily due to lower revenues at our offshore oil services following the disposition of its shuttle tanker operation within our Private Equity segment, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased due to gains associated with the disposition of our Mexican natural gas transmission pipelines within our Infrastructure segment and absence of certain impairments and provisions from the prior quarter, partially offset by fair value decreases in our Real Estate and Infrastructure segments.
•In the fourth quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation as prior quarter included partial revenues due to the timing of the sale, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income decreased as increased equity accounted income from growth in our Wealth Solutions business and higher valuations of certain equity accounted investment properties within our Real Estate and Infrastructure segments were more than offset by the impairment of goodwill at our healthcare services operation, asset impairment at our natural gas production operation, and the settlement of a legacy pre-acquisition litigation at our dealer software and technology services operation, all within our Private Equity segment.
•In the third quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased primarily from the recognition of tax benefits at our advanced energy storage operation and gains associated with the disposition of our road fuels operation, both within our Private Equity segment, partially offset by mark-to-market decreases related to insurance reserves within our Wealth Solutions business.
•In the second quarter of 2024, revenues increased in comparison to the prior quarter primarily due to lease commencements and higher rents at certain properties within our Real Estate segment and our real estate LP investments within our Asset Management segment. Net income decreased as contributions from the close of AEL were more than offset by fair value decreases at certain U.S. value add properties within our Real Estate segment, and as the prior quarter included a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment.
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the deconsolidation of our nuclear technology services operation and lower volumes at our engineered components manufacturing operation, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. Net income decreased due to lower disposition gains compared to the prior quarter.
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
Q3 2025 Interim Report    31

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using DE. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private funds, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also monitor the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BWS, an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of super core, core plus, value add, and North American residential assets.
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.

1 See definition in Glossary of Terms beginning on page 59.
32    BROOKFIELD CORPORATION

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BAM, BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2025	2024	Change	2025	2024	Change	2025	2024	Change
Asset Management	$841	$758	$83				$16,916	$17,338	$(422)
Wealth Solutions[3]	420	364	56				12,535	10,872	1,663
Operating Businesses
Renewable Power and Transition				$133	$102	$31	3,944	4,485	(541)
Infrastructure				227	136	91	2,129	2,202	(73)
Private Equity				120	382	(262)	1,936	1,879	57
Real Estate				730	768	(38)	24,749	23,085	1,664
Corporate Activities				(123)	(139)	16	(19,655)	(17,987)	(1,668)
Total	$1,487	$1,325	$162				$42,554	$41,874	$680
1.DE is the key performance metric for our Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
3.Our common equity in our Wealth Solutions business includes $3.8 billion of distributable operating earnings retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS.
During the quarter, we generated strong results with DE of $1.5 billion, an increase of $162 million or 12% compared to the prior year quarter. The increase is primarily attributable to continued fundraising momentum and capital deployment in our Asset Management business, strong investment performance and the growth of the insurance asset base in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Our Asset Management business DE was $841 million in the current quarter, an increase of $83 million or 11% over the prior year quarter. BAM benefited from strong fundraising momentum for private fund and complementary strategies. Fee-bearing capital1 increased by $41 billion or 8% over the prior year quarter, supporting growth in fee-related earnings1. Asset Management DE includes distributions from our direct investments of $221 million in the current quarter.
DE from our Wealth Solutions business was $420 million, a $56 million increase from the prior year quarter benefitting from strong investment performance and disciplined capital deployment. During the quarter, we originated $5 billion of retail and institutional annuities bringing our insurance assets to $139 billion as at September 30, 2025.
Renewable Power and Transition’s FFO increased by $31 million compared to the prior year quarter, primarily due to growth from the commissioning of development assets across our portfolio and strong hydrology in Colombia. This was partially offset by lower hydrology in the U.S., net disposition activity, and increased interest expense due to additional borrowings to finance ongoing capital projects.
1 See definition in Glossary of Terms beginning on page 59.
Q3 2025 Interim Report    33

Infrastructure’s FFO increased by $91 million compared to the prior year quarter, primarily due to inflation indexation on contracts and commissioning of capital projects across our businesses, and volume growth in our utilities, midstream and data businesses, as well as disposition gains from the sale of our our Australian port operation, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects and net disposition activity.
Private Equity’s FFO decreased by $262 million compared to the prior year quarter. Excluding the impact of our reduced direct ownership in BBU1, and the contributions from the recognition of accumulated tax benefits at our advanced energy storage operation in industrials in the prior year quarter, operating FFO increased by $26 million. This was primarily driven by same-store growth from commercial execution across our businesses, increased demand for higher margin advanced batteries at our advanced energy storage operation, and higher volumes at our engineered components manufacturing operation, both in industrials, partially offset by net disposition activity in our business and infrastructure services operations, and higher borrowing costs primarily associated with a special distribution from our advanced energy storage operation in the first quarter of 2025.
Our real estate business continues to build momentum amid a broad-based global recovery. Operating fundamentals remain strong across our portfolio, with occupancy rates remaining high at 96% and 95% in our super core and core plus portfolios, respectively. NOI for the quarter was $730 million compared to $768 million in the prior year quarter, as same-store core NOI growth was more than offset by net disposition activity and lower lot sales at our North American residential business.
Common equity increased by $680 million to $42.6 billion in the nine months ended September 30, 2025. Net income attributable to shareholders, the impact of foreign exchange, unrealized mark-to-market movements on hedges and ownership changes were partially offset by share repurchases, net of issuances and distributions to common and preferred shareholders. Ownership changes were primarily related to a gain on sale of a portion of our interest in BAM to our Wealth Solutions business. Refer to Part 2 – Review of Consolidated Financial Results for details.

1 In the fourth quarter of 2024, our wealth solutions business acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 68% ownership interest in BBU, which is held 42% directly in BBU and 26% through BWS.
34    BROOKFIELD CORPORATION

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative asset manager, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in
Brookfield Asset Management Ltd. (“BAM”) on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM1, which in turn holds 100% of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		DE		Common Equity
	Ref.	2025	2024	2025	2024
BAM	i	$466	$453	$5,285	$6,025
Realized carried interest	ii	154	61	—	—
Direct investments	iii	221	241	11,631	11,313
Realized disposition gains		—	3	—	—
		$841	$758	$16,916	$17,338

Generated carried interest
Generated in period		$426	$723
Foreign exchange		(27)	133
		399	856
Less: direct costs		(303)	(249)
Generated carried interest, net	iv	$96	$607
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2025	Total 2024
Renewable Power and Transition	$42,103	$26,586	$—	$68,689	$57,857
Infrastructure	46,284	54,795	—	101,079	97,050
Private Equity	38,403	7,939	—	46,342	45,190
Real Estate	72,616	29,175	—	101,791	93,629
Credit	78,575	109,483	74,706	262,764	244,815
September 30, 2025	$277,981	$227,978	$74,706	$580,665	n/a
December 31, 2024	$262,060	$208,556	$67,925	n/a	$538,541
We have approximately $55 billion of uncalled fund commitments that do not currently earn fees but will generate approximately $550 million in annual fees once deployed.
1In June 2025, we transferred a 4% direct interest in BAM to our wealth solutions business. On a combined basis with our wealth solutions business, we hold a 73% ownership interest in BAM, of which 69% is held directly and 4% is held through BWS.
Q3 2025 Interim Report    35

Fee-bearing capital increased by $17.9 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit	Total
Balance, June 30, 2025	$64,385	$99,637	$43,153	$101,775	$253,785	$562,735
Inflows	4,759	3,266	3,356	1,474	13,240	26,095
Outflows	—	—	—	(10)	(5,080)	(5,090)
Distributions	(379)	(1,647)	(264)	(2,121)	(1,760)	(6,171)
Market valuation	880	(105)	869	(24)	4,007	5,627
Other	(956)	(72)	(772)	697	(1,428)	(2,531)
Change	4,304	1,442	3,189	16	8,979	17,930
Balance, September 30, 2025	$68,689	$101,079	$46,342	$101,791	$262,764	$580,665
Renewable power and transition fee-bearing capital increased by $4.3 billion, due to:
•inflows from capital raised from the final institutional close of our second global transition fund strategy; and
•increase in market valuations as a result of higher market capitalization of BEP; partially offset by
•outflows from the repayment of corporate level borrowings; and
•distributions paid to BEP’s unitholders.
Infrastructure fee-bearing capital increased by $1.4 billion, due to:
•inflows from capital deployed across our long-term private funds and valuation increases across our perpetual strategies; and
•inflows from corporate level borrowings; partially offset by
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital increased by $3.2 billion, due to:
•inflows from capital raised across private equity long-term strategies; and
•increase in market valuations as a result of higher market capitalization of BBU; partially offset by
•distributions from our long-term private funds.
Real estate fee-bearing capital increased by $16 million, due to:
•inflows from capital raised across our long-term private funds; partially offset by
•distributions from our long-term private funds.
Credit fee-bearing capital increased by $9.0 billion, due to:
•inflows from our Wealth Solutions business;
•higher market valuations across our liquid and perpetual strategies and long-term private funds; and
•capital deployed across our perpetual strategies and long-term private funds; partially offset by
•outflows and redemptions from our liquid and perpetual strategies and long-term private funds.
36    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $11.6 billion during the quarter to $257.2 billion as at September 30, 2025 (June 30, 2025 – $245.6 billion), primarily related to capital raised in our second global transition fund, our closed-end and evergreen credit funds, partially offset by distributions from our third opportunistic real estate fund.
As at September 30, 2025, $174.3 billion of carry eligible capital was deployed (June 30, 2025 – $167.5 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $83.0 billion of uncalled fund commitments that will begin to generate carried interest once the capital is deployed and fund preferred returns are met (June 30, 2025 – $78.0 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs, and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2025	2024
Fee revenues[1]
Base management fees	$1,258	$1,094
Incentive distributions	116	106
Transaction and advisory fees	16	10
	1,390	1,210
Less: direct costs	(616)	(538)
	774	672
Less: fee-related earnings not attributable to the Corporation	(20)	(28)
Fee-related earnings	754	644
Cash taxes	(98)	(84)
Add back of equity-based compensation costs and investment and other income	5	59
BAM distributable earnings	661	619
Amounts not attributable to the Corporation[2]	(178)	(166)
BAM distributable earnings at our share	483	453
Non-recourse borrowings expense[3]	(17)	—
Distributable earnings from BAM	$466	$453
Fee-related earnings increased to $754 million, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.
1 See definition in Glossary of Terms beginning on page 59.
2 Includes amounts not attributable to our combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.
3 Non-recourse borrowings expense relates to interest paid on a $1 billion non-recourse loan issued to a large institutional partner in December 2024.
Q3 2025 Interim Report    37

Base management fees increased by $164 million or 15% from the prior year quarter as a result of the following activity:
•$84 million increase from our credit business due to contributions from our partner managers (e.g. Castlelake) and capital deployed across our twelfth opportunistic credit flagship fund;
•$70 million increase from our renewable power and transition business due to capital raised, including related catch-up fees, from the financial institutional close of our second global transition strategy and our catalytic transition fund, as well as inflows from our perpetual strategies;
•$8 million increase from our real estate business due to capital raised for the fifth vintage of our flagship opportunistic real estate strategy; and
•$4 million increase from our infrastructure business due to inflows from perpetual strategies partially offset by lower capitalization of BIP as a result of lower trading price; partially offset by
•$2 million decrease from our private equity business due to realizations from our fourth flagship private equity fund and the end of commitment period for our fifth flagship private equity fund, partially offset by higher capitalization of BBU as a result of higher trading price.
Incentive distributions across our perpetual affiliates increased by $10 million to $116 million, due to higher distributions paid by BIP and BEP compared to the prior year quarter.
The margin on our fee-related earnings was 58% in the current period (2024 – 58%), in line with the prior year quarter.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $78 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $154 million of carried interest, net of direct costs $45 million (2024 – $61 million), earned across various private funds managed by BAM. This represents a $93 million increase from the prior year quarter primarily due to realizations from our infrastructure, private equity, and credit funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $221 million was $20 million lower than the prior year quarter. The decrease is mainly attributable to lower distributions from our opportunistic credit flagship fund.
38    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they have not met the revenue recognition criteria under IFRS. These amounts are reflected in the following table:

	2025			2024
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$11,295	$(3,581)	$7,714	$10,732	$(3,534)	$7,198
In-period change
Generated in period	426	(310)	116	723	(214)	509
Foreign currency revaluation	(27)	7	(20)	133	(35)	98
	399	(303)	96	856	(249)	607
Less: realized	(202)	45	(157)	(74)	12	(62)
	197	(258)	(61)	782	(237)	545
Accumulated unrealized, end of period	11,492	(3,839)	7,653	11,514	(3,771)	7,743
Carried interest not attributable to the Corporation	(2,024)	845	(1,179)	(1,419)	671	(748)
Accumulated unrealized, end of period, net	$9,468	$(2,994)	$6,474	$10,095	$(3,100)	$6,995
Unrealized carried interest increased by $426 million, before foreign exchange and direct costs, primarily driven by higher valuations within our infrastructure, credit and renewable power and transition funds.
Accumulated unrealized carried interest, at our share1, totaled $9.5 billion as at September 30, 2025. We estimate approximately $3.0 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. $6 billion of carried interest, net of costs, is expected to be realized within the next three years.
1 See definition in Glossary of Terms beginning on page 59.
Q3 2025 Interim Report    39

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is held via our equity accounted investment in BWS1.
BWS is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance and life insurance. BWS seeks to generate attractive risk adjusted returns on equity over the long term by investing in a balanced investment portfolio, including liquid fixed credit and real assets, to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from the Corporation and its related party affiliate entities.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Wealth Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Wealth Solutions segment’s DOE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2025	2024
Net investment income	$1,610	$1,386
Cost of funds	(987)	(854)
Investment earnings	623	532
Interest expense	(90)	(96)
Operating expenses and other	(106)	(66)
Distributable operating earnings	427	370
Less: amounts not attributable to the Corporation	(7)	(6)
Distributable operating earnings attributable to the Corporation	$420	$364
DOE from our Wealth Solutions business was $420 million in the quarter, a $56 million increase from the prior year quarter benefitting from strong investment performance and disciplined capital deployment.
During the quarter, we originated $5 billion of retail and institutional annuity sales, increasing insurance assets to $139 billion as at September 30, 2025 with approximately 80% of new annuities written at five years or longer in duration. Spread earnings on the investment portfolio were 1.7%, resulting in a sustained 15% return on equity. The business continues to benefit as we gradually rotate our investment portfolio into higher yielding assets sourced within the Brookfield ecosystem.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $12.5 billion2 as at September 30, 2025 (December 31, 2024 – $10.9 billion), as the reinvestment of DE to support the continued growth of this business and contribution of BAM shares in the second quarter were partially offset by mark-to-market movements on our investment portfolio and reserves.
1 We refer to BWS as a “paired entity” to the Corporation. Each BWS Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of the Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. The Corporation owns 100% of the BWS Class C shares, which entitles the Corporation to the residual economic interest in BWS after distributions have been made to BWS Class A and B shareholders.
2 Our common equity in our Wealth Solutions business includes $3.8 billion of DOE retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS. In the second quarter of 2025, we transferred a 4% direct interest in BAM to our wealth solutions business, increasing our stake in BWS. On a combined basis with BWS, we hold a 73% ownership interest in BAM.
40    BROOKFIELD CORPORATION

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Renewable[1]	i	$122	$112	$3,292	$3,821
Energy contracts	ii	11	(10)	652	664
		$133	$102	$3,944	$4,485
Cash distributions received		$124	$97
FFO increased by $31 million compared to the prior year quarter primarily due to growth from the commissioning of development assets across our portfolio and strong hydrology in Colombia. This was partially offset by lower hydrology in the U.S., net disposition activity, and increased interest expense due to additional borrowings to finance ongoing capital projects.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[2]		Long-Term Average (GWh)[2]		FFO
	2025	2024	2025	2024	2025	2024
Hydroelectric	3,577	4,005	4,341	4,367	$119	$96
Wind	1,668	1,751	1,970	2,072	47	80
Utility-scale solar	1,522	1,152	1,832	1,363	130	127
Distributed energy & sustainable solutions	419	412	386	330	127	115
Corporate	—	—	—	—	(121)	(140)
Attributable to unitholders	7,186	7,320	8,529	8,132	302	278
Non-controlling interests and other[3]					(180)	(166)
Brookfield’s interest					$122	$112
2.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
3.Includes incentive distributions paid to Brookfield of $36 million (2024 – $31 million) as the general partner of BEP.
BEP’s FFO for the quarter was $302 million, of which our share was $122 million. Generation in the quarter totaled 7,186 GWh, a 2% decrease compared to the prior year quarter. Generation in the quarter was 16% lower than the long-term average (“LTA”)2 primarily due to lower hydrology across North America.
1 Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 46% in BEP. As at September 30, 2025, 10.1 million Class A shares of BEPC and 5.1 million LP units of BEP were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
2 See definition in Glossary of Terms beginning on page 59.
Q3 2025 Interim Report    41

Hydroelectric
FFO of $119 million in the current quarter was $23 million higher than the prior year quarter primarily due to:
•higher revenue due to inflation indexation on our contracted generation across the business, and strong hydrology in Colombia; partially offset by
•lower hydrology in the U.S. and Brazil and unfavourable pricing on our uncontracted generation in Colombia.
Wind
FFO of $47 million in the current quarter decreased by $33 million relative to the prior year quarter as:
•contributions from newly acquired and commissioned facilities, including our investments in a leading global renewables developer in France and an offshore wind portfolio in the U.K.; were more than offset by
•the absence of contributions from wind assets in the U.S., Portugal and Spain sold in the fourth quarter of 2024; and
•the absence of a gain on the partial sale of a 850MW repowering project in the U.S. in the prior year quarter.
Utility-Scale Solar
FFO of $130 million in the current quarter increased by $3 million relative to the prior year quarter due to:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France and a fully integrated developer and operator of renewable power assets in the U.S.; partially offset by
•the absence of contributions from solar assets in Spain sold in the fourth quarter of 2024.
Distributed Energy & Sustainable Solutions
FFO of $127 million in the current quarter increased by $12 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France; partially offset by
•the absence of contributions from a pumped storage operation in the U.K sold in the first quarter of 2025.
Corporate
The corporate FFO was $121 million, primarily due to additional corporate level borrowings to finance ongoing capital projects.
ii.Energy Contracts
During the quarter, we purchased 367 GWh (2024 – 778 GWh) from BEP at $73 per MWh (2024 – $74 per MWh) and sold the purchased generation at an average selling price of $91 per MWh (2024 – $61 per MWh). As a result, we recognized FFO of $11 million due to favourable market pricing.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $3.9 billion as at September 30, 2025 (December 31, 2024 – $4.5 billion). Contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange.
42    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Infrastructure[1]	i	$150	$136	$2,129	$2,202
Realized disposition gains	ii	77	—	—	—
		$227	$136	$2,129	$2,202
Cash distributions received		$89	$84
FFO increased by $91 million compared to the prior year quarter, primarily due to inflation indexation on contracts and commissioning of capital projects across our businesses, and volume growth in our utilities, midstream and data businesses, as well as disposition gains from the sale of our our Australian port operation, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects and net disposition activity.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2025	2024
Utilities	$190	$188
Transport	286	308
Midstream	156	147
Data	138	85
Corporate	(116)	(129)
Attributable to unitholders	654	599
Non-controlling interests and other[2]	(500)	(459)
Segment reallocation[3]	(4)	(4)
Brookfield’s interest	$150	$136
2.Includes incentive distributions paid to Brookfield of $80 million (2024 – $74 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.

BIP’s FFO for the quarter was $654 million, of which our share was $150 million compared to $136 million in the prior year quarter. Key variances for our operations are described on the following page.

1 Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. As at September 30, 2025, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BWS. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
Q3 2025 Interim Report    43

Utilities
FFO in our utilities operations of $190 million was in line with the prior year quarter, primarily as:
•organic growth as a result of inflation indexation in revenues and rate base increases; was mostly offset by
•higher interest expense, primarily from additional borrowings to support capital projects; and
•the absence of contributions from our Mexican regulated natural gas transmission pipelines divested in the first quarter of 2025.
Transport
FFO from our transport operations of $286 million was $22 million lower than the prior year quarter, primarily as:
•strong growth due to inflationary increases in tariffs across the segment; and
•higher volume at our rail and ports businesses and toll roads; were more than offset by
•the absence of contributions from the sale of a partial interest in a subsidiary of our global intermodal logistics operation in the first quarter of 2025, and the disposition of our Australian export terminal in the third quarter of 2025.
Midstream
FFO from our midstream operations of $156 million was $9 million higher than the prior year quarter, primarily due to:
•strong asset utilization, higher contracted revenues across our midstream operations,
•higher volumes at our polypropylene facility; and
•contributions from the acquisition of a U.S. pipeline system in the third quarter of 2025; partially offset by
•the absence of contributions from a U.S gas pipeline divested in the second quarter of 2025.
Data
FFO from our data operations of $138 million was $53 million higher than the prior year quarter, primarily due to:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data storage platform;
•higher income from our global data center developers as they execute their business plans; and
•contributions from the acquisitions of our U.S. Fiber Network in the third quarter of 2025, and the full quarter contribution from an Indian telecom tower operation in the third quarter of 2024.
Corporate
Corporate FFO increased by $13 million from the prior year quarter to a deficit of $116 million, primarily due to higher contributions from non-core assets and decreased interest expense due to repayment of corporate level borrowings.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.1 billion as at September 30, 2025 (December 31, 2024 – $2.2 billion), as contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS Accounting Standards, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
44    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Business Partners[1,2]	i	$111	$296	$1,936	$1,879
Realized disposition gains	ii	9	86	—	—
		$120	$382	$1,936	$1,879
Cash distributions received[3]		$6	$9
FFO decreased by $262 million compared to the prior year quarter. Excluding the impact of our reduced direct ownership in BBU2, and the contributions from the recognition of accumulated tax benefits at our advanced energy storage operation in industrials in the prior year quarter, operating FFO increased by $26 million. This was primarily driven by same-store growth from commercial execution across our businesses, increased demand for higher margin advanced batteries at our advanced energy storage operation, and higher volumes at our engineered components manufacturing operation, both in industrials, partially offset by net disposition activity in our business and infrastructure services operations, and higher borrowing costs primarily associated with a special distribution from our advanced energy storage operation in the first quarter of 2025.

i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2025	2024
Business services	$126	$245
Infrastructure services	41	61
Industrials	184	356
Corporate	(67)	(80)
Attributable to unitholders	284	582
Non-controlling interests	(164)	(200)
Segment reallocation and other[4]	(9)	(86)
Brookfield’s interest	$111	$296

1 Brookfield’s interest in BBU consists of 51.6 million redemption-exchange units, 0.4 million limited partnership units, four general partnership units, four special limited partnership units, as well as 36.9 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 42% in BBU. As at September 30, 2025, 43.3 million limited partnership units and 10.3 million Class A shares of BBUC were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
2 In the fourth quarter of 2024, BWS acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 68% ownership interest in BBU, which is held 42% directly in BBU and 26% through BWS.
3 BBU pays a modest distribution as the majority of its FFO is reinvested within the business to further enhance value.
4 Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
Q3 2025 Interim Report    45

BBU generated $284 million of FFO compared to $582 million in the prior year quarter, with our share being $111 million compared to $296 million in the prior year quarter. The current period result is also impacted by higher non-controlling interests in BBU as a result of our Wealth Solutions business' acquisition of a 26% economic interest in BBU from the Corporation in the fourth quarter of 2024. Key variances are described below:
Business Services
Business services generated FFO of $126 million, a decrease of $119 million compared to the prior year quarter. This is primarily due to the absence of gains included in the prior year quarter on the disposition of our road fuels operation and the deconsolidation of our payment processing services operation. Excluding the impact of realized disposition gains, FFO remained relatively consistent with the prior year quarter.
Infrastructure Services
Infrastructure services generated FFO of $41 million, a decrease of $20 million compared to the prior year quarter, primarily as:
•improved margins at our lottery services operation; were more than offset by
•reduced contributions from the sale of the shuttle tanker operation within our offshore oil services in the first quarter of 2025.
Industrials
Industrials generated $184 million of FFO, a decrease of $172 million compared to the prior year quarter. Excluding the contributions from the recognition of accumulated tax benefits at our advanced energy storage operation in the prior year quarter, FFO increased by $47 million from the prior year quarter, primarily driven by:
•commercial and operational improvements and increased demand for higher margin advanced batteries at our advanced energy storage operation;
•increased volumes at our engineered components manufacturing operation; and
•the contributions from the acquisition of our electric heat tracing systems manufacturer in the first quarter of 2025; partially offset by
•higher borrowing costs associated with a special distribution at our advanced energy storage operation in the first quarter of 2025.
Corporate
Corporate FFO increased by $13 million compared to the prior year quarter to a deficit of $67 million, primarily driven by decreased interest expense due to the repayment of corporate level borrowings.
ii.Realized Disposition Gains
Realized disposition gains of $86 million in the prior year quarter were primarily due to the disposition of our road fuels operation and deconsolidation of our payment processing services operation.
COMMON EQUITY
Common equity in our Private Equity segment was $1.9 billion as at September 30, 2025 (December 31, 2024 – $1.9 billion), in line with the prior year as contributions from FFO were offset by the impacts of depreciation and foreign exchange. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
46    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity by strategy in our Real Estate segment to facilitate analysis of the period-over-period variances. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	NOI		Common Equity
	2025	2024	2025	2024
Super Core	$342	$366	$18,980	$18,829
Core Plus	165	165	8,432	7,983
Value Add	163	188	5,498	6,245
North American Residential	60	49	1,328	1,528
Corporate and Other	—	—	(6,130)	(8,140)
Brookfield Property Group[1]	$730	$768	$28,108	$26,445
Attributable to:
Perpetual preferred shares			$3,359	$3,360
Common equity			24,749	23,085
			$28,108	$26,445
Our real estate business continues to build momentum amid a broad-based global recovery. Operating fundamentals remain strong across our portfolio, with occupancy rates remaining high at 96% and 95% in our super core and core plus portfolios, respectively. BPG’s NOI for the quarter was $730 million compared to $768 million in the prior year quarter. Key variances for our operations are described below.
Super Core
NOI of $342 million was $24 million lower than the prior year quarter, primarily as growth in same-store NOI due to lease commencements and higher rents at certain office and retail properties was more than offset by the impact of the sales of partial interests in ten super core assets over the last twelve months.
Core Plus
NOI of $165 million was consistent with the prior year quarter as lease commencements and higher rents at certain U.S. retail properties were offset by the timing of lease commencements at certain Australian office assets and the impact of dispositions.
Value Add
NOI of $163 million was $25 million lower than the prior year quarter, primarily due to the impact of dispositions over the last twelve months.
North American Residential
NOI of $60 million was $11 million higher than the prior year quarter, primarily driven by higher margin lot sales in Canada and lower costs incurred for property development services, partially offset by a higher proportion of closings in lower margin regions in the U.S.
COMMON EQUITY
Common equity in our Real Estate segment was $24.7 billion as at September 30, 2025 (December 31, 2024 – $23.1 billion), which increased primarily due to higher valuations in our core portfolio and capital investment to opportunistically repay debt and fund various investments, partially offset by dispositions across our portfolio, lower valuations on certain U.S. office properties in our value add portfolio, and the impact of foreign exchange.
1 See “Economic ownership interest” in the Glossary of Terms beginning on page 59.
Q3 2025 Interim Report    47

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	FFO		Common Equity
	2025	2024	2025	2024
Corporate cash and other, net of working capital	$65	$51	$(165)	$578
Corporate borrowings	(188)	(190)	(15,157)	(14,232)
Preferred equity[1]	—	—	(4,333)	(4,333)
	$(123)	$(139)	$(19,655)	$(17,987)
1.FFO excludes preferred share distributions of $45 million (2024 – $46 million).
Corporate cash and other, net of working capital includes accounts receivable, accounts payable, other assets and other liabilities, inclusive of deferred tax assets and liabilities, as well as corporate cash and financial assets. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income as a component equity. Loans and receivables are typically carried at amortized cost. Corporate cash and other, net of working capital excludes our proportionate share of cash from our Asset Management business of $774 million1 (December 31, 2024 – $296 million), and $250 million of financial assets contributed to our wealth solutions business in the third quarter of 2025, which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management and Wealth Solutions segments, respectively.
Corporate cash and other, net of working capital, was a deficit of $165 million as at September 30, 2025 (December 31, 2024 –$578 million), a decrease from the prior year primarily due to a higher cash balance in the prior year, as cash received from a non-recourse loan issued to a large institutional partner in December 2024 was used for share repurchases and reinvestments into our operating businesses in the first quarter of 2025.
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the third quarter of 2025, FFO of $65 million (2024 – $51 million) was generated as investment income on corporate cash and financial assets was partially offset by interest expense on amounts placed on deposit with the Corporation, corporate costs, and cash taxes. Corporate costs and normal course cash taxes were in line with the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $188 million FFO deficit (2024 – $190 million) reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The decrease in deficit from the prior year quarter was primarily attributable to a lower outstanding commercial paper balance, partially offset by corporate debt issuances, net of repayments completed over the last twelve months.
Preferred equity is not revalued under IFRS Accounting Standards and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
1This is inclusive of our interest in BAM held through BWS.
48    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds, subordinated notes and the issuance of short-term commercial paper. As at September 30, 2025, our corporate capitalization was $67.4 billion (December 31, 2024 – $64.9 billion) with a debt to capitalization1,2 of 21% (December 31, 2024 – 21%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at September 30, 2025, consolidated capitalization increased compared to prior year largely due to increased borrowings at our private equity and infrastructure businesses. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)		Corporate		Consolidated
	Ref.	2025	2024	2025	2024
Corporate borrowings	i	$15,157	$14,232	$15,157	$14,232
Non-recourse borrowings
Subsidiary borrowings	i	—	—	17,344	16,002
Property-specific borrowings	i	—	—	226,708	204,558
		15,157	14,232	259,209	234,792
Accounts payable and other		5,083	3,941	56,764	55,502
Deferred income tax liabilities		289	530	26,286	25,267
Subsidiary equity obligations		—	—	3,763	4,759
Liabilities associated with assets classified as held for sale		—	—	5,484	4,721
Equity
Non-controlling interests		230	230	116,423	119,406
Preferred equity	ii	4,103	4,103	4,103	4,103
Common equity	iii	42,554	41,874	42,554	41,874
		46,887	46,207	163,080	165,383
Total capitalization		$67,416	$64,910	$514,586	$490,424

Debt to capitalization[2]	21%	21%	50%	47%

1 See definition in Glossary of Terms beginning on page 59.
2 Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q3 2025 Interim Report    49

i.    Borrowings
Corporate Borrowings

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Term debt	4.8%	4.7%	14	14	$14,275	$13,562
Commercial paper[1]	4.4%	4.9%	<1	<1	987	767
Deferred financing costs		n/a		n/a	(105)	(97)
Total					$15,157	$14,232
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2030.
As at September 30, 2025, corporate borrowings included term debt of $14.3 billion (December 31, 2024 – $13.6 billion) which had an average term to maturity of 14 years (December 31, 2024 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2026 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had approximately $1.0 billion of commercial paper outstanding and no draws on our $3.3 billion revolving facility as at September 30, 2025 (December 31, 2024 – $767 million of commercial paper outstanding). As at September 30, 2025, $150 million of the facilities were utilized for letters of credit (December 31, 2024 – $39 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	4.6%	4.7%	11	11	$4,071	$3,801
Infrastructure	4.9%	5.1%	12	12	5,262	4,541
Private Equity	7.6%	7.5%	5	4	1,359	2,278
Real Estate	5.8%	5.8%	3	4	5,165	5,382
Asset Management	5.9%	—%	20	—	1,487	—
Total	5.4%	5.6%	9	8	$17,344	$16,002
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	5.9%	6.4%	8	8	$40,618	$38,149
Infrastructure	6.1%	6.4%	7	7	73,996	55,298
Private Equity, Asset Management & Other[1]	7.6%	7.8%	6	6	47,127	40,935
Real Estate[2]	6.4%	6.7%	2	2	64,967	70,176
Total	6.5%	6.8%	5	5	$226,708	$204,558
1.Includes a $1.0 billion non-recourse loan that was issued to a large institutional partner in December 2024.
2.Includes $41.7 billion (December 31, 2024 – $45.8 billion) of borrowings associated with real estate LP investments from our Asset Management segment.
50    BROOKFIELD CORPORATION

Property-specific borrowings have increased by $22.2 billion since December 31, 2024, primarily due to new acquisitions and up-financings at our renewable power and transition, infrastructure and private equity businesses.

Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at September 30, 2025, 77% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Fixed Rate				Floating Rate
	2025		2024		2025		2024
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.8%	$15,157	4.7%	$14,232	—%	$—	—%	$—
Subsidiary borrowings	5.0%	11,728	5.0%	10,635	6.1%	5,616	6.8%	5,367
Property-specific borrowings	5.5%	86,925	5.6%	72,989	7.1%	139,783	7.4%	131,569
Total	5.3%	$113,810	5.4%	$97,856	7.0%	$145,399	7.4%	$136,936
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Term	Average Rate		Amount
		2025	2024	2025	2024
Fixed rate-reset	Perpetual	5.4%	5.0%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.6%	4.5%	463	463
Total		5.1%	4.9%	$4,103	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2025 was 283 basis points.

Q3 2025 Interim Report    51

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025[2]	2024[2]	2025[2]	2024[2]
Outstanding at beginning of period	2,243.5	2,262.3	2,259.8	2,285.2
Issued (repurchased)
Issuances	0.5	1.3	2.3	3.7
Repurchases	(1.1)	(2.7)	(23.0)	(33.2)
Long-term share ownership plans[1]	2.4	2.8	6.0	8.0
Dividend reinvestment plan and others	—	0.1	0.2	0.1
Outstanding at end of period	2,245.3	2,263.8	2,245.3	2,263.8
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate[1]	140.7	143.2	140.7	143.2
Total diluted shares at end of period	2,386.0	2,407.0	2,386.0	2,407.0
1.Includes management share option plan and restricted stock plan.
2. Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

The company holds 181.2 million Class A shares (September 30, 2024 – 153.5 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 42.4 million (September 30, 2024 – 31.2 million) shares issuable under long-term share based compensation arrangements based on the market value of the Class A shares as at September 30, 2025, resulting in a net reduction of 138.8 million (September 30, 2024 – 122.3 million) diluted shares outstanding.
During the third quarter of 2025, 3.6 million options were exercised, of which 1.3 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 2.2 million vested options.
The cash value of unexercised options was $0.8 billion as at September 30, 2025 (September 30, 2024 – $0.9 billion) based on the proceeds that would be paid on exercise of the options.
On October 9, 2025, the company completed a three-for-two stock split by way of a stock dividend resulting in the issuance of 748.4 million Class A shares.
As at November 13, 2025, the company had 2,244,501,647 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
52    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by BAM. On a group basis, as at September 30, 2025, we had deployable capital of $178 billion, which included corporate liquidity, perpetual affiliate liquidity, and third-party commitments available for drawdown in private funds managed by BAM.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. There are no debt maturities until 2026, when C$850 million is due in January and $500 million is due in June. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded by perpetual affiliates or through the private funds that are managed by BAM. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds managed by BAM, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at September 30, 2025, the Corporation has the following commitments within flagship funds managed by BAM:

AS AT SEP. 30, 2025 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,750
Brookfield Strategic Real Estate Partners IV	3,500	2,865
Brookfield Strategic Real Estate Partners V	3,000	324
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	796	219
	$10,796	$6,796
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1 See definition in Glossary of Terms beginning on page 59.
Q3 2025 Interim Report    53

CORE LIQUIDITY AND DEPLOYABLE CAPITAL
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds as well as total deployable capital:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Corporate Liquidity[1]		Deployable Capital
	2025	2024	2025	2024
Cash and financial assets, net	$2,278	$2,863	$61,568	$56,815
Undrawn committed credit facilities	3,250	3,361	12,335	10,989
Core liquidity	$5,528	$6,224	—	—
Third-party uncalled private fund commitments			103,967	91,463
Total Deployable Capital			$177,870	$159,267
1.Corporate cash and financial assets includes $774 million of our proportionate share of our Asset Management business’ cash as at September 30, 2025 (December 31, 2024 – $296 million). Proportionate share is inclusive of our stake held through our wealth solutions business.
As at September 30, 2025, the Corporation’s core liquidity was $5.5 billion, consisting of $2.3 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash, and $3.3 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates, BAM and other investments. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity decreased by $696 million compared to the prior year, as distributable earnings and net financing activities were more than offset by reinvestment activities in our Asset Management, Wealth Solutions and Operating businesses, as well as capital returned to shareholders in the form of dividends and share repurchases.
In the first nine months of 2025, we had net financing activities of $925 million related to commercial paper issuances and the $650 million 10-year bond issuance in August 2025. The $500 million 30-year bond issuance in March 2025 was offset by the repayment of our $500 million maturing notes.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT SEP. 30, 2025 (MILLIONS EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Asset Management[4]	73%	1,193.0	$1.75	$66,931	$2,088	$1,407
Brookfield Renewable[5]	46%	302.4	1.49	7,929	451	339
Brookfield Infrastructure[6]	26%	207.1	1.72	6,905	356	267
Brookfield Business Partners[7]	42%	88.9	0.25	2,942	22	18
Brookfield Property Group[8]	100%	n/a	n/a	n/a	1,430	1,102
Total					$4,347	$3,133
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on September 30, 2025.
3.Distributions (current rate) are calculated by multiplying units held as at September 30, 2025 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield has a combined 73% ownership interest in BAM. 69% is held directly and 4% is held through BWS.
5.Brookfield owned units represent the combined units held in BEP and Brookfield Renewable Holdings Corporation (“BRHC”).
6.Brookfield owned units represent the combined units held in BIP and Brookfield Infrastructure Holdings Corporation (“BIHC”).
7.Brookfield owned units represent the combined units held in BBU and BBUC. On a combined basis with BWS, we hold a 68% ownership interest in BBU, which is held 42% directly in BBU and 26% through BWS.
8.Includes distributions from direct investments into and alongside real estate private funds managed by BAM.

54    BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025	2024	2025	2024
Operating activities	$3,008	$3,388	$6,713	$4,404
Financing activities	7,825	4,490	19,714	17,068
Investing activities	(8,014)	(7,329)	(25,247)	(20,531)
Change in cash and cash equivalents	$2,819	$549	$1,180	$941
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $3.0 billion in the third quarter of 2025, a $380 million decrease from the prior year quarter primarily due to net disposition activity over the last twelve months.
Financing Activities
Net cash flows from financing activities totaled $7.8 billion in the third quarter of 2025 compared to $4.5 billion in the prior year quarter, primarily as:
•non-recourse borrowings arranged primarily within our Renewable Power and Transition and Infrastructure segments, net of repayments of $4.5 billion;
•capital provided by non-controlling interests, net of capital repaid, of $3.5 billion;
•non-recourse credit facilities arranged, net of repayments, of $2.8 billion, primarily from our Renewable Power and Transition and Real Estate segments; and
•corporate borrowings arranged of $645 million; were partially offset by
•cash distributions to non-controlling interests and shareholders of $2.3 billion;
•capital to other financing activities of $1.1 billion; and
•commercial paper repayments, net of issuances, of $414 million.
Investing Activities
Net cash flows used by investing activities were $8.0 billion in the third quarter of 2025, in line with $7.3 billion used in the prior year quarter, and mainly related to:
•acquisitions and additions to PP&E, net of dispositions, of $3.7 billion;
•acquisitions of subsidiaries, net of dispositions, of $3.1 billion, primarily related to acquisitions in our Infrastructure segment;
•acquisitions of equity accounted investments, net of dispositions, of $663 million, primarily associated with acquisitions in our Infrastructure segment; and
• acquisitions and additions to investment properties, net of dispositions, of $612 million.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
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PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
IFRS Accounting Standards use a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2024 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2024 audited consolidated financial statements.
ACCOUNTING ESTIMATES
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
56    BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for super core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the nine months ended September 30, 2025, we obtained 103 external appraisals of our operating properties representing $28 billion of assets; external appraisals were within 3% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at September 30, 2025 and December 31, 2024 are summarized below.

AS AT SEP. 30, 2025 AND DEC. 31, 2024	Discount Rate		Terminal Capitalization Rate		Investment horizon (years)
	2025	2024	2025	2024	2025	2024
Super Core	6.3%	6.3%	4.8%	4.8%	11	11
Core Plus	6.9%	6.9%	5.5%	5.6%	10	10
Value Add	8.5%	8.7%	6.7%	6.9%	10	10
LP Investments[1]	8.6%	9.1%	5.5%	6.2%	9	14
Weighted Average	7.7%	8.1%	5.5%	5.9%	10	12
1.The change in rates and investment horizon compared to December 31, 2024 reflect net dispositions and transfers to held for sale.
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2025 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT SEP. 30, 2025 (MILLIONS)	Fair Value	Sensitivity
Super Core	$19,046	$1,218
Core Plus	9,956	$420
Value Add	11,134	373
LP Investments	44,999	1,973
Other investment properties	2,850	88
Total	$87,985	$4,072
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the three and nine months ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management Ltd. which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• AEL – American Equity Life	• BIP – Brookfield Infrastructure Partners L.P.
• BAM – Brookfield Asset Management Ltd.	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BWS – Brookfield Wealth Solutions Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at September 30, 2025, was as follows: BEP/BEPC – $24 billion; BIP/BIPC – $33 billion; BBU/BBUC – $8 billion; and BPG – $18 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. The Corporation retains 100% of the carried interest earned on mature funds and is entitled to receive 33.3% of the carried interest on new funds of our Asset Management business. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of profits generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2025	2024
Realized carried interest[1]	$202	$74
Less: direct costs associated with realized carried interest	(45)	(12)
	157	62
Less: realized carried interest not attributable to Corporation	(3)	(1)
Realized carried interest, net	$154	$61
1.Includes $18 million of realized carried interest related to Oaktree (2024 – $3 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
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Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. Corporate cash and financial asset distribution is calculated as our targeted return on our cash and financial assets portfolio. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

60    BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025	2024	2025	2024
Net income	$284	$1,518	$1,554	$1,752
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	812	1,158	3,085	2,231
Fair value changes and other	917	179	1,134	967
Depreciation and amortization	2,691	2,410	7,680	7,320
Deferred income taxes	(57)	(324)	(478)	(423)
Realized disposition gains in fair value changes or equity	384	(166)	389	1,013
Non-controlling interests in FFO[2]	(3,302)	(3,593)	(9,047)	(8,353)
Funds from operations	1,729	1,182	4,317	4,507
Less: total disposition gains	(452)	77	(533)	(1,245)
Less: realized carried interest, net	(154)	(61)	(472)	(295)
Operating funds from operations	1,123	1,198	3,312	2,967
Less: Operating FFO from BAM	(457)	(448)	(1,332)	(1,240)
Less: Operating FFO from Asset Management direct investments	20	3	(12)	6
Less: Operating FFO from Operating Businesses	(389)	(528)	(1,193)	(1,325)
Distributions from BAM	466	453	1,355	1,262
Distributions from Asset Management direct investments	221	241	666	689
Distributions from Operating Businesses	366	356	1,142	1,064
Add back: equity-based compensation costs	28	28	81	83
Preferred share dividends	(45)	(44)	(132)	(133)
Distributable earnings before realizations	1,333	1,259	3,887	3,373
Realized carried interest, net	154	61	472	295
Disposition gains from principal investments	—	5	62	1,000
Distributable earnings	$1,487	$1,325	$4,421	$4,668
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

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Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025	2024	2025	2024
Revenue	$18,917	$20,623	$54,944	$66,580
Add: fee revenues from Oaktree	322	323	938	961
Add: Revenues paid for management of affiliated assets and other	792	(1,758)	2,195	(5,284)
Less: external revenues from consolidated subsidiaries other than BAM	(18,641)	(17,978)	(54,102)	(58,786)
Fee revenues	1,390	1,210	3,975	3,471
Direct costs	(616)	(538)	(1,789)	(1,606)
	774	672	2,186	1,865
Less: amounts attributable to other shareholders	(20)	(28)	(58)	(86)
Fee-related earnings	$754	$644	$2,128	$1,779

62    BROOKFIELD CORPORATION

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is a non-IFRS measure calculated as FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions are determined by contractual arrangements; incentive distributions are paid to our Asset Management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2025	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.72	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.49	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
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Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are generated by our Asset Management business when the unit price performance of BBU exceeds a prescribed high-water mark. In addition, performance fees are earned on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
64    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Note	2025	2024
Assets
Cash and cash equivalents	5	$16,682	$15,051
Other financial assets	5,6	29,282	25,887
Accounts receivable and other	5,6	32,334	30,218
Inventory	6	9,161	8,458
Assets classified as held for sale	7	13,896	10,291
Equity accounted investments	8	75,355	68,310
Investment properties	9	87,985	103,665
Property, plant and equipment	10	161,630	153,019
Intangible assets	4	41,151	36,072
Goodwill	4	42,830	35,730
Deferred income tax assets		4,280	3,723
Total assets		$514,586	$490,424

Liabilities and equity
Corporate borrowings	5,6	$15,157	$14,232
Accounts payable and other	5,6	56,764	55,502
Liabilities associated with assets classified as held for sale	7	5,484	4,721
Non-recourse borrowings of managed entities	5,6	244,052	220,560
Deferred income tax liabilities		26,286	25,267
Subsidiary equity obligations	5	3,763	4,759

Equity
Preferred equity		4,103	4,103
Non-controlling interests		116,423	119,406
Common equity	12	42,554	41,874
Total equity		163,080	165,383
Total liabilities and equity		$514,586	$490,424

Q3 2025 Interim Report    65

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2025	2024	2025	2024
Revenues	13	$18,917	$20,623	$54,944	$66,580
Direct costs		(14,632)	(15,344)	(41,997)	(53,542)
Other income and gains		1,028	711	1,646	1,195
Equity accounted income	8	543	184	1,529	1,695
Expenses
Interest
Corporate borrowings		(188)	(190)	(555)	(544)
Non-recourse borrowings		(4,126)	(4,142)	(12,173)	(12,092)
Corporate costs		(18)	(20)	(56)	(56)
Fair value changes	14	(736)	(166)	(763)	(761)
Income taxes		(504)	(138)	(1,021)	(723)
Net income		$284	$1,518	$1,554	$1,752
Net income attributable to:
Shareholders		$219	$64	$564	$209
Non-controlling interests		65	1,454	990	1,543
		$284	$1,518	$1,554	$1,752
Net income per share:
Diluted	12	$0.08	$0.01	$0.19	$0.04
Basic	12	0.08	0.01	0.20	0.04

66    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2025	2024	2025	2024
Net income		$284	$1,518	$1,554	$1,752
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial instruments		(213)	(1,080)	(841)	(693)
Marketable securities		67	168	155	191
Equity accounted investments	8	347	1,177	411	1,533
Foreign currency translation		222	1,036	3,297	(1,215)
Income taxes		(42)	165	70	136
		381	1,466	3,092	(48)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	—	(125)	93	(251)
Revaluation of pension obligations		9	8	4	42
Equity accounted investments	8	(79)	10	(120)	28
Marketable securities		70	19	12	62
Income taxes		(4)	(153)	(108)	(236)
		(4)	(241)	(119)	(355)
Other comprehensive income (loss)		377	1,225	2,973	(403)
Comprehensive income		$661	$2,743	$4,527	$1,349
Attributable to:
Shareholders
Net income		$219	$64	$564	$209
Other comprehensive income		201	1,229	1,046	1,161
Comprehensive income		$420	$1,293	$1,610	$1,370

Non-controlling interests
Net income		$65	$1,454	$990	$1,543
Other comprehensive income (loss)		176	(4)	1,927	(1,564)
Comprehensive income (loss)		$241	$1,450	$2,917	$(21)

Q3 2025 Interim Report    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2025	$10,780	$130	$16,248	$5,767	$9,530	$(2,484)	$2,522	$42,493	$4,103	$115,049	$161,645
Net income	—	—	219	—	—	—	—	219	—	65	284
Other comprehensive income	—	—	—	—	(25)	(42)	268	201	—	176	377
Comprehensive income	—	—	219	—	(25)	(42)	268	420	—	241	661
Shareholder distributions
Common equity	—	—	(138)	—	—	—	—	(138)	—	—	(138)
Preferred equity	—	—	(42)	—	—	—	—	(42)	—	—	(42)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,139)	(2,139)
Other items
Repurchases, net of equity issuances	40	(8)	(37)	—	—	—	—	(5)	—	3,504	3,499
Share-based compensation	—	15	(47)	—	—	—	—	(32)	—	—	(32)
Ownership changes	—	—	—	(112)	(26)	(4)	—	(142)	—	(232)	(374)
Total change in period	40	7	(45)	(112)	(51)	(46)	268	61	—	1,374	1,435
Balance as at September 30, 2025	$10,820	$137	$16,203	$5,655	$9,479	$(2,530)	$2,790	$42,554	$4,103	$116,423	$163,080
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, derivatives designated in hedge accounting relationships, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2024	$10,831	$109	$17,131	$5,036	$8,953	$(2,950)	$2,122	$41,232	$4,103	$122,229	$167,564
Net income	—	—	64	—	—	—	—	64	—	1,454	1,518
Other comprehensive income (loss)	—	—	—	—	(31)	324	936	1,229	—	(4)	1,225
Comprehensive income (loss)	—	—	64	—	(31)	324	936	1,293	—	1,450	2,743
Shareholder distributions
Common equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Preferred equity	—	—	(43)	—	—	—	—	(43)	—	—	(43)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,974)	(1,974)
Other items
Repurchases, net of equity issuances	114	(65)	(66)	—	—	—	—	(17)	—	1,924	1,907
Share-based compensation	—	8	(31)	—	—	—	—	(23)	—	—	(23)
Ownership changes	—	—	—	114	(83)	—	19	50	—	(201)	(151)
Total change in period	114	(57)	(200)	114	(114)	324	955	1,136	—	1,199	2,335
Balance as at September 30, 2024	$10,945	$52	$16,931	$5,150	$8,839	$(2,626)	$3,077	$42,368	$4,103	$123,428	$169,899
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, derivatives designated in hedge accounting relationships, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD CORPORATION

(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2024	$10,806	$114	$17,066	$5,045	$9,584	$(3,251)	$2,510	$41,874	$4,103	$119,406	$165,383
Net income	—	—	564	—	—	—	—	564	—	990	1,554
Other comprehensive income	—	—	—	—	38	729	279	1,046	—	1,927	2,973
Comprehensive income	—	—	564	—	38	729	279	1,610	—	2,917	4,527
Shareholder distributions
Common equity	—	—	(414)	—	—			(414)	—	—	(414)
Preferred equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(9,969)	(9,969)
Other items
Repurchases, net of equity issuances	14	(20)	(782)	—	—	—	—	(788)	—	8,355	7,567
Share-based compensation	—	43	(107)	—	—	—	—	(64)	—	—	(64)
Ownership changes and other	—	—	—	610	(143)	(8)	1	460	—	(4,286)	(3,826)
Total change in period	14	23	(863)	610	(105)	721	280	680	—	(2,983)	(2,303)
Balance as at September 30, 2025	$10,820	$137	$16,203	$5,655	$9,479	$(2,530)	$2,790	$42,554	$4,103	$116,423	$163,080
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Net income	—	—	209	—	—	—	—	209	—	1,543	1,752
Other comprehensive income (loss)	—	—	—	—	(54)	(147)	1,362	1,161	—	(1,564)	(403)
Comprehensive income (loss)	—	—	209	—	(54)	(147)	1,362	1,370	—	(21)	1,349
Shareholder distributions
Common equity	—	—	(372)	—	—	—	—	(372)	—	—	(372)
Preferred equity	—	—	(127)	—	—	—	—	(127)	—	—	(127)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,731)	(5,731)
Other items
Repurchases, net of equity issuances	66	(85)	(713)	—	—	—	—	(732)	—	7,083	6,351
Share-based compensation	—	25	(72)	—	—	—	—	(47)	—	—	(47)
Ownership changes	—	—	—	640	(65)	(2)	29	602	—	(368)	234
Total change in year	66	(60)	(1,075)	640	(119)	(149)	1,391	694	—	963	1,657
Balance as at September 30, 2024	$10,945	$52	$16,931	$5,150	$8,839	$(2,626)	$3,077	$42,368	$4,103	$123,428	$169,899
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.
Q3 2025 Interim Report    69

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Operating activities
Net income	$284	$1,518	$1,554	$1,752
Other income and gains	(1,028)	(711)	(1,646)	(1,195)
Equity accounted earnings, net of distributions	186	367	932	(43)
Fair value changes	736	166	763	761
Depreciation and amortization	2,691	2,410	7,680	7,320
Deferred income taxes	(57)	(324)	(478)	(423)
(Investments in) proceeds from residential inventory	—	(204)	428	(415)
Net change in non-cash working capital balances	196	166	(2,520)	(3,353)
	3,008	3,388	6,713	4,404
Financing activities
Corporate borrowings arranged	645	—	1,141	1,389
Corporate borrowings repaid	—	—	(500)	(571)
Commercial paper and bank borrowings, net	(414)	44	220	1,968
Non-recourse borrowings arranged	29,016	24,810	87,175	78,957
Non-recourse borrowings repaid	(24,476)	(21,207)	(70,068)	(59,694)
Non-recourse credit facilities, net	2,817	959	3,533	(4,546)
Subsidiary equity obligations issued	219	294	246	298
Subsidiary equity obligations redeemed	(10)	—	(11)	(14)
Deposits from related parties	159	369	1,083	1,054
Deposits provided to related parties	(180)	(187)	(867)	(760)
Capital provided by non-controlling interests	5,655	2,651	12,660	10,951
Capital repaid to non-controlling interests	(2,151)	(727)	(4,305)	(3,868)
Other financing activities, net	(1,094)	(301)	839	(1,104)
(Settlement) Receipt of deferred consideration	(2)	(3)	(29)	85
Common shares issued	2	8	9	18
Common shares repurchased	(42)	(79)	(905)	(865)
Distributions to non-controlling interests	(2,139)	(1,974)	(9,969)	(5,731)
Distributions to common and preferred shareholders	(180)	(167)	(538)	(499)
	7,825	4,490	19,714	17,068
Investing activities
Acquisitions
Investment properties	(1,574)	(2,678)	(4,805)	(7,503)
Property, plant and equipment	(3,938)	(2,725)	(9,509)	(8,011)
Equity accounted investments	(2,386)	(1,966)	(6,143)	(4,326)
Financial assets and other	(3,434)	(2,702)	(11,972)	(8,157)
Acquisition of subsidiaries, net of cash acquired	(10,307)	(2,187)	(18,028)	(2,991)
Dispositions
Investment properties	962	1,611	3,069	1,995
Property, plant and equipment	238	744	1,819	1,446
Equity accounted investments	1,723	68	3,028	899
Financial assets and other	3,459	2,473	8,792	5,715
Disposition of subsidiaries, net of cash disposed	7,217	129	8,378	374
Restricted cash and deposits	26	(96)	124	28
	(8,014)	(7,329)	(25,247)	(20,531)
Cash and cash equivalents
Change in cash and cash equivalents	2,819	549	1,180	941
Net change in cash classified within assets held for sale	86	(82)	86	(147)
Foreign exchange revaluation	74	108	365	(192)
Balance, beginning of period	13,703	11,249	15,051	11,222
Balance, end of period	$16,682	$11,824	$16,682	$11,824

Supplemental cash flow disclosures
Income taxes paid	$683	$575	$1,580	$1,749
Interest paid	2,609	3,584	9,689	10,815
70    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The Corporation utilizes its capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at September 30, 2025, the Corporation’s capital totaled $62.0 billion (December 31, 2024 – $60.4 billion), and is computed as follows:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Cash and cash equivalents	$122	$820
Other financial assets	1,807	1,234
Investments[1]	58,723	56,147
Other assets and liabilities of the Corporation	1,392	2,238
Corporation’s Capital	$62,044	$60,439
Corporation’s Capital is comprised of the following:
Common equity	$42,554	$41,874
Preferred equity	4,103	4,103
Non-controlling interest	230	230
Corporate borrowings	15,157	14,232
	$62,044	$60,439
1.Represents the carrying value of the Corporation’s investments.
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in operating businesses, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders.
Q3 2025 Interim Report    71

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at September 30, 2025 is as follows:

AS AT SEP. 30, 2025 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$122	$16,560	$—	$16,682
Other financial assets	1,807	27,475	—	29,282
Accounts receivable and other[1]	3,309	30,694	(1,669)	32,334
Inventory	—	9,161	—	9,161
Assets classified as held for sale	—	13,896	—	13,896
Equity accounted investments	2,153	73,202	—	75,355
Investment properties	19	87,966	—	87,985
Property, plant and equipment	116	161,514	—	161,630
Intangible assets	84	41,067	—	41,151
Goodwill	—	42,830	—	42,830
Deferred income tax assets	378	3,902	—	4,280
Accounts payable and other[1]	(4,378)	(54,055)	1,669	(56,764)
Liabilities associated with assets classified as held for sale	—	(5,484)	—	(5,484)
Deferred income tax liabilities	(289)	(25,997)	—	(26,286)
Subsidiary equity obligations	—	(3,763)	—	(3,763)
Total	3,321	418,968	—	422,289
Investments[2]	58,723	—	(58,723)	—
Corporation’s Capital	62,044	418,968	(58,723)	422,289
Less:
Corporate borrowings	15,157	—	—	15,157
Non-recourse borrowings of managed entities	—	244,052	—	244,052
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	116,193	—	116,423
Common equity	$42,554	$58,723	$(58,723)	$42,554
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.7 billion and $1.7 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.

Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
On February 4, 2025, the Corporation exchanged its Brookfield Asset Management ULC ("BAM ULC") shares for newly-issued Brookfield Asset Management Ltd. ("BAM") Class A shares, on a one-for-one basis. Following the transaction, the Corporation owns 73% of BAM, which is presented on a consolidated basis and in turn owns 100% of BAM ULC. As at September 30, 2025, we have a combined 73% ownership interest in BAM, which is held 69% directly and 4% through BWS.

72    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2024 is as follows:

AS AT DEC. 31, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$820	$14,231	$—	$15,051
Other financial assets	1,234	24,653	—	25,887
Accounts receivable and other[1]	3,092	28,281	(1,155)	30,218
Inventory	—	8,458	—	8,458
Assets classified as held for sale	—	10,291	—	10,291
Equity accounted investments	2,488	65,822	—	68,310
Investment properties	16	103,649	—	103,665
Property, plant and equipment	113	152,906	—	153,019
Intangible assets	85	35,987	—	36,072
Goodwill	—	35,730	—	35,730
Deferred income tax assets	342	3,381	—	3,723
Accounts payable and other[1]	(3,368)	(53,289)	1,155	(55,502)
Liabilities associated with assets classified as held for sale	—	(4,721)	—	(4,721)
Deferred income tax liabilities	(530)	(24,737)	—	(25,267)
Subsidiary equity obligations	—	(4,759)	—	(4,759)
Total	4,292	395,883	—	400,175
Investments[2]	56,147	—	(56,147)	—
Corporation’s Capital	60,439	395,883	(56,147)	400,175
Less:
Corporate borrowings	14,232	—	—	14,232
Non-recourse borrowings of managed entities	—	220,560	—	220,560
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	119,176	—	119,406
Common equity	$41,874	$56,147	$(56,147)	$41,874
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.2 billion and $1.2 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Q3 2025 Interim Report    73

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2024 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2024 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with IFRS Accounting Standards as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the Corporation on November 11, 2025.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of the interim financial statements as at and for the three and nine months ended September 30, 2025.
c)    Future Changes in Accounting Standards
i.    Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The Corporation is currently assessing the impact of these amendments.
ii.    IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management defined performance measures, and adding new principles for the aggregation and disaggregation of items. The Corporation is currently assessing the impact of this new standard.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.
74    BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions Ltd. (“BWS”), an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
iv.    The Real Estate business includes the ownership, operation and development of super core, core plus, value add, and North American residential assets.
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
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Distributable earnings from our Wealth Solutions segment is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Wealth Solutions segment, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS Accounting Standards. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset
76    BROOKFIELD CORPORATION

Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Revenues paid for management of affiliated assets are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$2,154	n/a	$1,829	$6,292	$7,264	$1,282	$96	$18,917
Revenues paid for management of affiliated assets and other[1]	1,316	n/a	1	—	28	20	55	1,420	i
Segmented revenues	3,470	n/a	1,830	6,292	7,292	1,302	151	20,337
DE1	841	420	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	133	227	120	n/a	(123)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	730	n/a	n/a	ii
Common Equity	16,916	12,535	3,944	2,129	1,936	24,749	(19,655)	42,554
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2025, $369 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $2.1 billion, other income and gains of $nil, and interest expense of $1.1 billion. For the three months ended September 30, 2025, $251 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $715 million, $3.2 billion, $5.1 billion, and $33 million, other income and gains of $nil, $910 million income, $119 million expense, and $nil, and interest expense of $488 million, $991 million, $857 million, and $188 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $991 million.

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$2,645	n/a	$1,577	$5,447	$9,416	$1,361	$177	$20,623
Revenues paid for management of affiliated assets and other[1]	1,075	n/a	—	3	20	11	(50)	1,059	i
Segmented revenues	3,720	n/a	1,577	5,450	9,436	1,372	127	21,682
DE1	758	364	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	102	136	382	n/a	(139)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	768	n/a	n/a	ii
Common Equity	17,338	10,872	4,485	2,202	1,879	23,085	(17,987)	41,874
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2024, $339 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $2.0 billion, other income and gains of $nil, and interest expense of $1.4 billion. For the three months ended September 30, 2024, $222 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $572 million, $3.1 billion, $6.5 billion, and $57 million, other income and gains of $nil, $111 million, $600 million, and $nil, and interest expense of $434 million, $870 million, $824 million, and $190 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $1.0 billion.

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FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total	Note
External revenues	$6,567	n/a	$5,528	$17,654	$21,205	$3,753	$237	$54,944
Revenues paid for management of affiliated assets and other[1]	4,009	n/a	4	1	51	60	55	4,180	i
Segmented revenues	10,576	n/a	5,532	17,655	21,256	3,813	292	59,124
DE1	2,503	1,241	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	429	598	361	n/a	(414)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	2,238	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2025, $1.5 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $6.0 billion, other income and gains of $nil, and interest expense of $3.3 billion. For the nine months ended September 30, 2025, $996 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $2.1 billion, $8.8 billion, $15.0 billion, and $101 million, other income and gains of $5 million expense, $1.3 billion income, $325 million income, and $nil, and interest expense of $1.5 billion, $2.8 billion, $2.5 billion, and $555 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $2.9 billion.
6.In the second quarter of 2025, we transferred a 4% direct interest in BAM, with a fair value of $3.5 billion, to our wealth solutions business in exchange for non-cash consideration, including additional BWS Class C shares of $2.2 billion and a note. On a combined basis with BWS, we hold a 73% ownership interest in BAM.

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Wealth Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$7,815	n/a	$4,661	$15,972	$33,711	$4,082	$339	$66,580
Revenues paid for management of affiliated assets and other[1]	3,547	n/a	—	4	58	30	(133)	3,506	i
Segmented revenues	11,362	n/a	4,661	15,976	33,769	4,112	206	70,086
DE1	2,292	929	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	332	418	788	n/a	433	n/a	ii
NOI[3]	n/a	n/a	n/a	n/a	n/a	2,398	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2024, $1.5 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external revenues or revenues paid for management of affiliated assets.
3.Included in the determination of DE for our Asset Management segment are direct costs of $6.2 billion, other income and gains of $nil, and interest expense of $3.9 billion. For the nine months ended September 30, 2024, $887 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $1.8 billion, $9.1 billion, $27.2 billion, and $128 million, other income and gains of $29 million income, $342 million income, $825 million income, and $nil, and interest expense of $1.3 billion, $2.5 billion, $2.5 billion, and $544 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $3.1 billion.

i.Revenues paid for Management of Affiliated Assets
For the three months ended September 30, 2025, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $1.3 billion (2024 – $1.1 billion), revenues earned on construction projects between consolidated entities totaling $40 million (2024 – $31 million), and other adjustments totaling a net income of $64 million (2024 – net loss of $47 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2025, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $4.0 billion (2024 – $3.5 billion), revenues earned on construction projects between consolidated entities totaling $88 million (2024 – $74 million), and other adjustments totaling a net income of $83 million (2024 – net loss of $115 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
78    BROOKFIELD CORPORATION

ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2025	2024	2025	2024
Net income		$284	$1,518	$1,554	$1,752
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		812	1,158	3,085	2,231
Fair value changes		736	166	763	761
Depreciation and amortization		2,691	2,410	7,680	7,320
Deferred income taxes		(57)	(324)	(478)	(423)
Realized disposition gains (losses) in fair value changes or equity	iii	384	(166)	389	1,013
Non-controlling interests on above items		(3,302)	(3,593)	(9,047)	(8,353)
Real Estate segment disposition gains		143	294	416	100
Real Estate segment adjustments and other, net[1]		657	908	2,594	3,189
Total segments’ measures of profit or loss[2]		$2,348	$2,371	$6,956	$7,590
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
iii.     Realized Disposition Gains and Losses
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
U.S.	$7,143	$6,680	$20,017	$19,400
Canada	1,979	2,161	5,952	6,814
U.K.	1,766	2,970	5,080	14,046
Australia	1,114	1,799	4,141	4,908
Brazil	1,461	1,302	3,953	3,978
India	1,028	964	3,256	2,733
Colombia	689	703	1,966	1,998
Germany	606	619	1,682	1,750
Other Europe	1,769	2,059	5,075	6,672
Other Asia	691	744	1,981	2,408
Other	671	622	1,841	1,873
	$18,917	$20,623	$54,944	$66,580
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The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
U.S.	$236,035	$210,633
Canada	51,730	48,663
U.K.	36,957	34,657
Australia	21,451	29,281
Brazil	26,980	23,113
India	20,795	27,458
Colombia	17,504	15,643
Germany	12,846	10,967
Other Europe	43,763	47,018
Other Asia	21,845	20,339
Other	24,680	22,652
	$514,586	$490,424
80    BROOKFIELD CORPORATION

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred during the nine months ended September 30, 2025.

AS AT SEP. 30, 2025 (MILLIONS)	Infrastructure	Private Equity	Renewable Power and Transition	Real Estate and other	Total
Cash and cash equivalents	$501	$74	$84	$25	$684
Accounts receivable and other	754	244	647	9	1,654
Other financial assets	34	—	112	2	148
Inventory	118	213	—	1	332
Equity accounted investments	—	—	929	—	929
Investment properties	—	—	—	285	285
Property, plant and equipment	11,354	209	502	861	12,926
Intangible assets	3,390	1,637	—	82	5,109
Goodwill	4,516	1,097	73	243	5,929
Deferred income tax assets	—	3	—	9	12
Total assets	20,667	3,477	2,347	1,517	28,008
Less:
Accounts payable and other	(1,214)	(244)	(277)	(94)	(1,829)
Non-recourse borrowings	(6,237)	—	(652)	(503)	(7,392)
Deferred income tax liabilities	(2,193)	(119)	—	(141)	(2,453)
Non-controlling interests[1]	(209)	—	—	(3)	(212)
	(9,853)	(363)	(929)	(741)	(11,886)
Net assets acquired[2]	$10,814	$3,114	$1,418	$776	$16,122
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.

During the nine months ended September 30, 2025, the Corporation acquired $28.0 billion of total assets and assumed $11.9 billion of total liabilities through business combinations. Total consideration transferred for the business combinations was $16.1 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. The Corporation is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
Private Equity
On January 30, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Chemelex, a manufacturer of electric heat tracing systems in the U.S. The Corporation has control of Chemelex through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.7 billion. Goodwill of $654 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $465 million and net loss of $78 million would have been recorded if the transaction had occurred at the beginning of the year for the nine months ended September 30, 2025.
On May 27, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 26% economic interest in Antylia Scientific (“Antylia”), a leading specialty consumables and equipment manufacturer. The Corporation has control of Antylia through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.3 billion. Goodwill of $395 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $297 million and net loss of $111 million would have been recorded if the transaction had occurred at the beginning of the year for the nine months ended September 30, 2025.
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Renewable Power and Transition
On May 29, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in a fully integrated developer and operator of renewable power assets in the United States. Total consideration paid for the business was $1.4 billion. Goodwill of $73 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $10 million and net loss of $33 million would have been recorded if the transaction had occurred at the beginning of the year for the nine months ended September 30, 2025.
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen S.A. (“Neoen”), a leading global renewables developer in France. In the first quarter of 2025, the subsidiary, alongside institutional partners, closed a mandatory cash tender offer to acquire additional interests in Neoen for total consideration of $3.3 billion, and held an approximate 100% effective interest as at September 30, 2025. The acquisition of additional interests have been reflected within investing activities in the consolidated statements of cash flows.
For additional details on the December 2024 acquisition of an interest in Neoen, refer to the discussion of business combinations that occurred during the year ended December 31, 2024 on the following page.
Infrastructure
On April 29, 2025, a subsidiary of the company, alongside institutional partners, exercised its option to acquire the remaining interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), a Brazilian electricity transmission operation. Following the transaction, the Corporation holds a 100% effective interest in Mantiqueira. The Corporation has control of Mantiqueira through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $584 million. Goodwill of $54 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $173 million and net income of $74 million would have been recorded if the transaction had occurred at the beginning of the year for the nine months ended September 30, 2025.
On July 31, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Colonial Enterprises Inc. (“Colonial”), the largest refined products pipeline system in the U.S. The Corporation has control of Colonial through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $6.2 billion. Goodwill of $2.0 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $1.7 billion and net income of $187 million would have been recorded if the transaction had occurred at the beginning of the year for the nine months ended September 30, 2025.
On September 3, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of an approximately 100% economic interest in Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the home services in key growing markets in the U.S. The Corporation has control of Hotwire through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $3.8 billion. Goodwill of $2.4 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $359 million and net loss of $77 million would have been recorded if the transaction had occurred at the beginning of the year for the nine months ended September 30, 2025.

82    BROOKFIELD CORPORATION

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2024. No material changes were made to those allocations disclosed in the consolidated financial statements for the year ended December 31, 2024.

AS AT DEC. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$553	$393	$4	$950
Accounts receivable and other	443	283	50	776
Other financial assets	345	294	10	649
Assets classified as held for sale	861	270	—	1,131
Property, plant and equipment	7,439	4,141	77	11,657
Intangible assets	—	1,580	52	1,632
Goodwill	3,556	294	49	3,899
Deferred income tax assets	60	—	—	60
Total assets	13,257	7,255	242	20,754
Less:
Accounts payable and other	(1,137)	(2,677)	(41)	(3,855)
Liabilities associated with assets classified as held for sale	(340)	(70)	—	(410)
Non-recourse borrowings	(4,736)	(478)	(14)	(5,228)
Deferred income tax liabilities	(437)	(454)	(10)	(901)
Non-controlling interests[1]	(3,015)	—	(4)	(3,019)
	(9,665)	(3,679)	(69)	(13,413)
Net assets acquired[2]	$3,592	$3,576	$173	$7,341
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.

Brookfield recorded $337 million of revenue and $22 million of net income in 2024 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred on January 1, 2024, they would have contributed $1.8 billion and $130 million to total revenues and net income, respectively for the year ended December 31, 2024.
Renewable Power and Transition
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen, a leading global renewables developer in France. The Corporation has control of Neoen through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $3.4 billion. Goodwill of $3.5 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues and net income that would have been recorded if the transaction had occurred on January 1, 2024 are $579 million and $15 million, respectively for the year ended December 31, 2024.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 29% economic interest in Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The Corporation has control of Cyxtera through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $803 million, and a bargain purchase gain of $554 million was recorded in fair value changes. No goodwill was recognized.
On September 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 16% economic interest in ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation. The Corporation has control of ATC India through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $2.0 billion. Goodwill of $294 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Had the acquisitions of ATC India and Cyxtera been effective January 1, 2024, the Corporation’s revenue and net income would have increased by approximately $827 million and $96 million, respectively, for the year ended December 31, 2024.
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5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2024. Please refer to Note 26 of the December 31, 2024 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following table lists the company’s financial instruments by their carrying value and fair value as at September 30, 2025 and December 31, 2024:

	2025		2024
AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$16,682	$16,682	$15,051	$15,051
Other financial assets
Government bonds	2,274	2,274	1,383	1,383
Corporate bonds	3,546	3,546	2,730	2,730
Fixed income securities and other	7,718	7,718	7,888	7,888
Common shares and warrants	6,033	6,033	5,744	5,744
Loans and notes receivable	9,711	9,711	8,142	8,142
	29,282	29,282	25,887	25,887
Accounts receivable and other[1]	21,709	21,709	20,760	20,760
	$67,673	$67,673	$61,698	$61,698
Financial liabilities
Corporate borrowings	$15,157	$14,679	$14,232	$13,471
Non-recourse borrowings of managed entities
Property-specific borrowings	226,708	227,589	204,558	204,502
Subsidiary borrowings	17,344	17,586	16,002	16,076
	244,052	245,175	220,560	220,578
Accounts payable and other[2]	47,346	47,346	45,700	45,700
Subsidiary equity obligations	3,763	3,763	4,759	4,759
	$310,318	$310,963	$285,251	$284,508
1.Excludes prepaid expenses and other assets.
2.Excludes lease liabilities.
84    BROOKFIELD CORPORATION

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2025			2024
AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$37	$1,294	$—	$21	$1,362	$—
Corporate bonds	—	1,626	790	—	1,554	740
Fixed income securities and other	418	914	6,102	475	909	6,036
Common shares and warrants	421	1,500	4,112	661	1,319	3,764
	876	5,334	11,004	1,157	5,144	10,540
Accounts receivable and other	—	2,118	940	—	4,387	353
	$876	$7,452	$11,944	$1,157	$9,531	$10,893
Financial liabilities
Accounts payable and other	$56	$5,393	$3,316	$—	$2,037	$3,523
Subsidiary equity obligations	—	—	39	—	—	129
	$56	$5,393	$3,355	$—	$2,037	$3,652
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2025	Valuation Techniques and Key Inputs
Other financial assets	$5,334	Valuation models based on observable market data such as benchmark curves, benchmarking of like securities and quotes from market participants
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,118 / (5,393)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discount rates

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads and discount rates

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

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The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2025	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$790	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	6,102	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	4,112	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/ Derivative liabilities (accounts receivable/payable)	940 / (3,316)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended September 30, 2025:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$11,552	$3,258	$10,893	$3,652
Fair value changes in net income	123	(150)	441	(263)
Fair value changes in other comprehensive income[1]	14	120	233	(35)
Transfers in	32	—	32	—
Transfers out	—	—	(72)	(144)
Additions, net	223	127	417	145
Balance, end of period	$11,944	$3,355	$11,944	$3,355
1.Includes foreign currency translation.

86    BROOKFIELD CORPORATION

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2025	2024	2025	2024	2025	2024
Current portion	$8,709	$5,132	$22,171	$20,283	$6,049	$5,418
Non-current portion	20,573	20,755	10,163	9,935	3,112	3,040
	$29,282	$25,887	$32,334	$30,218	$9,161	$8,458
b)    Liabilities

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities[2]
	2025	2024	2025	2024	2025	2024
Current portion[1]	$30,633	$30,125	$2,098	$767	$41,605	$36,696
Non-current portion	26,131	25,377	13,059	13,465	202,447	183,864
	$56,764	$55,502	$15,157	$14,232	$244,052	$220,560
1.Current portion of corporate borrowings includes $987 million (December 31, 2024 – $767 million) of short-term commercial paper. The Corporation’s commercial paper program is backed by its revolving credit facility, which matures in June 2030.
2.As at December 31, 2024, non-current non-recourse borrowings of managed entities included $13.8 billion of debt obligations with extension options that give the Corporation the substantive right to defer settlement beyond twelve months following the reporting date, but are subject to covenants that are required to be complied with during the twelve months following the reporting date.

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7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at September 30, 2025:

AS AT SEP. 30, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Super Core, Core Plus, Value Add)[1]	Real Estate (LP Investments) and Other[1]	Total
Assets
Cash and cash equivalents	$95	$10	$3	$1	$31	$140
Accounts receivable and other	251	199	1	73	71	595
Equity accounted investments	67	—	—	—	14	81
Investment properties	—	301	—	1,045	3,651	4,997
Property, plant and equipment	5,845	1,240	204	—	82	7,371
Intangible assets	—	491	—	—	—	491
Goodwill	115	—	—	—	—	115
Other long-term assets	44	60	—	—	—	104
Deferred income tax assets	2	—	—	—	—	2
Assets classified as held for sale	$6,419	$2,301	$208	$1,119	$3,849	$13,896
Liabilities
Accounts payable and other	$756	$374	$8	$51	$68	$1,257
Non-recourse borrowings of managed entities	2,892	846	—	—	—	3,738
Deferred income tax liabilities	206	282	1	—	—	489
Liabilities associated with assets classified as held for sale	$3,854	$1,502	$9	$51	$68	$5,484
1.Real estate super core, core plus, and value add investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at September 30, 2025, assets held for sale primarily relate to:
•A 633 MW under construction solar asset in India, our partial interest in a multi-national distributed generation development business, a 315 MW portfolio of operating wind assets in Australia, as well as a 47 MW portfolio of operating hydroelectric assets, a 1.5 GW portfolio of operating distributed generation assets, partial interest in our 2.3 GW distributed generation development platform, and an 833 MW portfolio of operating solar assets, all in the U.S., and within our Renewable Power and Transition segment;
•Nine office assets, seven hospitality assets, seven mixed-use assets, four retail assets, a logistics asset, and a manufactured housing portfolio, all in our LP investments within our Asset Management segment;
•Two office assets and a retail asset within our Real Estate segment; and
•Our partial interests in our U.K. ports operation and a subsidiary of our U.K. rail operation, both within our Infrastructure segment.
For the nine months ended September 30, 2025, we disposed of $26.9 billion and $14.8 billion of assets and liabilities, respectively, including certain senior living, student housing, and triple net lease assets, as well as several hospitality, retail, office, manufactured housing, and logistics portfolios in the U.S., an office asset in Australia, and logistics assets in Europe, Japan, and South Korea. In addition, we disposed of a 1,004 MW portfolio of wind and solar assets in India, a 845 MW portfolio of wind assets in the U.S., a 650 MW portfolio of operating and under construction wind, solar, and battery projects in Australia, partial interests in our global intermodal logistics operation, and the shuttle tanker operation at our offshore oil services.
88    BROOKFIELD CORPORATION

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)
Balance, beginning of period	$68,310
Additions, net of disposals[1]	5,711
Share of comprehensive income[2]	1,820
Distributions received	(2,461)
Returns of capital	(187)
Foreign currency translation and other	2,162
Balance, end of period	$75,355
1.Includes assets sold and amounts reclassified to held for sale.
2.Includes $291 million of other comprehensive income and $1.5 billion of net income.

Additions, net of disposals of $5.7 billion during the period include the recognition of our equity accounted investment in Brookfield India Real Estate Trust (“India REIT”) included within our Asset Management segment, following the deconsolidation of this investment upon the partial sale of our interest, our acquisition of a fully integrated developer and operator of renewable power assets in the U.S. in our Renewable Power and Transition segment, as well as additions in our Infrastructure segment.

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)
Fair value, beginning of period	$103,665
Additions	5,077
Acquisitions through business combinations	285
Dispositions and assets reclassified as held for sale	(19,312)
India REIT deconsolidation	(3,613)
Fair value changes	(522)
Foreign currency translation and other	2,405
Fair value, end of period[1]	$87,985
1.As at September 30, 2025, the ending balance includes $4.2 billion of right-of-use investment properties (December 31, 2024 – $4.2 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions of $5.1 billion primarily relate to the acquisitions of a portfolio of single-family rental homes in the U.S., a life science portfolio in Singapore, and a self storage portfolio in Canada, all within our LP investments included in our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT SEP. 30, 2025 (MILLIONS)
Super Core	$19,046
Core Plus	9,956
Value Add	11,134
LP Investments	44,999
Other investment properties	2,850
$87,985
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Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT SEP. 30, 2025	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Super Core	6.3%	4.8%	11
Core Plus	6.9%	5.5%	10
Value Add	8.5%	6.7%	10
LP Investments[1]	8.6%	5.5%	9
Other investment properties[2]	7.9%	n/a	n/a
1.The rates presented are for consolidated investment properties inclusive of non-controlling interests that are valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
90    BROOKFIELD CORPORATION

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Super Core, Core Plus, Value Add)[3]	Real Estate (LP Investments) and Other[3]	Total
Balance, beginning of period	$76,414	$52,625	$13,387	$315	$10,278	$153,019
Additions	5,796	3,203	2,167	25	287	11,478
Acquisitions through business combinations	502	11,354	207	—	863	12,926
Dispositions and assets reclassified as held for sale[1]	(9,667)	(1,488)	(4,358)	(18)	(398)	(15,929)
Depreciation expense	(1,846)	(2,333)	(1,103)	(27)	(393)	(5,702)
Foreign currency translation and other	3,627	904	813	—	494	5,838
Total change	(1,588)	11,640	(2,274)	(20)	853	8,611
Balance, end of period[2]	$74,826	$64,265	$11,113	$295	$11,131	$161,630
1.Includes the deconsolidation of our healthcare services operation in our Private Equity segment.
2.Our ROU PP&E assets include $1.0 billion (December 31, 2024 – $1.1 billion) in our Renewable Power and Transition segment, $4.7 billion (December 31, 2024 – $5.2 billion) in our Infrastructure segment, $837 million (December 31, 2024 – $924 million) in our Private Equity segment, $63 million (December 31, 2024 – $80 million) in our super core, core plus, and value add investments within our Real Estate segment and $981 million (December 31, 2024 – $829 million) within our Asset Management segment totaling $7.6 billion (December 31, 2024 – $8.1 billion) of ROU assets.
3.Real Estate super core, core plus, and value add investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
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11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary issuer of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at September 30, 2025, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$1.1 billion of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$750 million of 4.35% notes due in 2030;
•$500 million of 2.724% notes due in 2031;
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
•$700 million of 6.35% notes due in 2034;
•$450 million of 5.675% notes due in 2035;
•$650 million of 5.33% notes due in 2036;
•$900 million of 4.70% notes due in 2047;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor);
•$750 million of 3.50% notes due in 2051;
•$400 million of 3.625% notes due in 2052;
•$950 million of 5.968% notes due in 2054;
•$500 million of 5.813% notes due in 2055;
•$700 million of 6.30% subordinated notes due in 2055; and
•$400 million of 4.625% subordinated notes due in 2080.
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
92    BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the securities of its consolidated subsidiaries, which invest in the Corporation’s real estate, renewable power and transition, infrastructure and asset management segments. BIC has issued Class 1 Senior Preferred Shares which other than in respect of such preferred shares that are held by the Corporation and its affiliates, are fully and unconditionally guaranteed as to payment of dividends when due, amounts due on redemption or retraction, and amounts due on the liquidation, dissolution or winding-up of BIC, in each case by the Corporation on a subordinated basis. As at September 30, 2025, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder and therefore presented within accounts payable and other on the consolidated balance sheets.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	The Corporation	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$911	$156	$27	$—	$—	$—	$—	$11	$80	$22,105	$(4,373)	$18,917
Net income attributable to shareholders	219	24	16	—	—	—	—	—	72	3,258	(3,370)	219
Total assets	78,166	15,123	732	—	—	—	170	563	28,950	568,497	(177,615)	514,586
Total liabilities	31,509	13,637	726	2	—	—	2	561	4,307	338,436	(37,674)	351,506
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	The Corporation	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$547	$120	$2	$—	$—	$—	$3	$11	$47	$23,320	$(3,427)	$20,623
Net income (loss) attributable to shareholders	64	6	(8)	—	—	—	4	—	3	2,520	(2,525)	64
Total assets	85,449	11,640	699	—	—	—	169	552	3,907	557,003	(168,995)	490,424
Total liabilities	39,472	10,457	693	2	—	—	1	550	3,423	312,176	(41,733)	325,041
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	The Corporation	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$2,057	$389	$6		$—	$—	$4	$33	$164	$62,770	$(10,479)	$54,944
Net income (loss) attributable to shareholders	564	4	(24)		—	—	4		45	7,785	(7,814)	564

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	The Corporation	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$2,282	$720	$46	$—	$—	$—	$11	$33	$144	$74,026	$(10,682)	$66,580
Net income (loss) attributable to shareholders	209	408	16	—	—	—	11	—	59	7,491	(7,985)	209
1.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
2.This column includes the necessary adjustments to present the company’s results on a consolidated basis.

Q3 2025 Interim Report    93

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Common shares	$10,820	$10,806
Contributed surplus	137	114
Retained earnings	16,203	17,066
Ownership changes	5,655	5,045
Accumulated other comprehensive income	9,739	8,843
Common equity	$42,554	$41,874
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On October 9, 2025, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per share disclosures are presented on a post-split basis.
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT SEP. 30, 2025 AND DEC. 31, 2024	2025[3]	2024[3]
Class A shares[1]	2,245,251,937	2,259,740,012
Class B shares	85,120	85,120
Shares outstanding[1]	2,245,337,057	2,259,825,132
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	140,720,322	143,708,096
Total diluted shares	2,386,057,379	2,403,533,228
1.Net of 181,232,256 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2025 (December 31, 2024 – 157,179,233).
2.Includes management share option plan and escrowed stock plan.
3.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2025[5]	2024[5]	2025[5]	2024[5]
Outstanding, beginning of period[1]	2,243,501,352	2,262,347,878	2,259,825,132	2,285,186,188
Issued (Repurchased)
Issuances	497,804	1,333,361	2,297,120	3,725,172
Repurchases[2]	(1,085,634)	(2,710,323)	(22,950,989)	(33,180,381)
Long-term share ownership plans[3]	2,409,107	2,764,660	6,012,400	7,965,738
Dividend reinvestment plan and other	14,428	15,098	153,394	53,957
Outstanding, end of period[4]	2,245,337,057	2,263,750,674	2,245,337,057	2,263,750,674
1.Net of 180,273,633 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2025 (June 30, 2024 – 150,915,341).
2.Includes 1.1 million shares repurchased during the three months ended September 30, 2025, net of restricted share grants, and other.
3.Includes management share option plan and restricted stock plan.
4.Net of 181,232,256 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2025 (September 30, 2024 – 153,454,514).
5.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
94    BROOKFIELD CORPORATION

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Net income attributable to shareholders	$219	$64	$564	$209
Preferred share dividends	(42)	(43)	(124)	(127)
Net income available to shareholders	177	21	440	82
Dilutive impact of exchangeable shares	3	—	9	—
Net income available to shareholders including dilutive impact of exchangeable shares	$180	$21	$449	$82

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2025[1]	2024[1]	2025[1]	2024[1]
Weighted average – Class A and Class B shares	2,244.0	2,262.7	2,248.4	2,268.9
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	123.8	48.6	119.7	41.2
Class A and Class B shares and share equivalents	2,367.8	2,311.3	2,368.1	2,310.1
1.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2025, the company did not grant any stock options. During the nine months ended September 30, 2025, the company granted 1.3 million stock options at a weighted average exercise price of $40.19. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 31.3% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 4.4% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2025, the company did not grant any escrowed shares. During the nine months ended September 30, 2025, the company granted 2.3 million escrowed shares at a weighted average price of $40.19. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 31.3% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 4.4% and a liquidity discount of 25%.

Q3 2025 Interim Report    95

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,185	$—	$1,724	$5,514	$6,506	$660	$15,589
Other revenue	969	96	105	778	758	622	3,328
	$2,154	$96	$1,829	$6,292	$7,264	$1,282	$18,917

FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$3,417	$—	$5,211	$15,318	$18,950	$1,836	$44,732
Other revenue	3,150	237	317	2,336	2,255	1,917	10,212
	$6,567	$237	$5,528	$17,654	$21,205	$3,753	$54,944

FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,438	$—	$1,500	$4,713	$8,543	$635	$16,829
Other revenue	1,207	177	77	734	873	726	3,794
	$2,645	$177	$1,577	$5,447	$9,416	$1,361	$20,623

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$4,117	$—	$4,437	$13,899	$31,207	$2,004	$55,664
Other revenue	3,698	339	224	2,073	2,504	2,078	10,916
	$7,815	$339	$4,661	$15,972	$33,711	$4,082	$66,580
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$298	$65	$—	$4,317	$393	$5,073
Services transferred over a period of time	887	1,659	5,514	2,189	267	10,516
	$1,185	$1,724	$5,514	$6,506	$660	$15,589

FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$867	$184	$—	$12,911	$1,063	$15,025
Services transferred over a period of time	2,550	5,027	15,318	6,039	773	29,707
	$3,417	$5,211	$15,318	$18,950	$1,836	$44,732

FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$390	$77	$—	$6,423	$397	$7,287
Services transferred over a period of time	1,048	1,423	4,713	2,120	238	9,542
	$1,438	$1,500	$4,713	$8,543	$635	$16,829

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,196	$259	$—	$25,469	$1,269	$28,193
Services transferred over a period of time	2,921	4,178	13,899	5,738	735	27,471
	$4,117	$4,437	$13,899	$31,207	$2,004	$55,664
96    BROOKFIELD CORPORATION

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Investment properties	$(442)	$412	$(522)	$275
Transaction related income, net of expenses	195	(48)	245	243
Financial instruments	(54)	(22)	545	116
Impairment and provisions	(126)	(97)	(590)	(247)
Other fair value changes	(309)	(411)	(441)	(1,148)
	$(736)	$(166)	$(763)	$(761)
15.    SUBSEQUENT EVENTS
On October 9, 2025, the company completed a three-for-two stock split of the company’s outstanding Class A shares. The stock dividend was paid on October 9, 2025 to shareholders of record at the close of business on October 3, 2025. Fractional shares were paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date.

Q3 2025 Interim Report    97

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2024 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the record date, which is 15 days prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

98    BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Vice-chair of Ontario Health, former President and Chief Executive Officer, General Electric Canada Company Inc., and former Vice-President, General Electric Company	Maureen Kempston Darkes, O.C., O.ONT. Former Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation	Hutham S. Olayan Chair of the Shareholders Board of The Olayan Group, former Chair of the Corporate Board of The Olayan Group and former President and CEO of Olayan America
Justin B. Beber Chief Operating Officer, Brookfield Corporation	Brian D. Lawson Vice Chair, Brookfield Corporation	Samuel J.B. Pollock Chief Executive Officer, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Howard S. Marks Co-chair, Oaktree Capital Management L.P.	Satish Rai Chair of Richcraft Properties and Vice-Chair of Forum Asset Management, and former Senior Advisor and Chief Investment Officer of OMERS
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Diana L. Taylor Former Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Lord O’Donnell Ambassador, Frontier Economics Ltd.
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer
Justin B. Beber, Chief Operating Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q3 2025 Interim Report    99

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central
+85.23655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Dallas
Houston
Los Angeles
Stamford

South America

Bogotá

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Zurich
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Mumbai
Seoul
Shanghai
Singapore
Tokyo